UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED __________________________
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM
     ___________________ TO ___________________


            COMMISSION FILE NUMBER: _________________


                     P&P RESEARCH, Co., LTD.
                -------------------------------
     (Exact name of Registrant as specified in its charter)


          P&P RESEARCH, Co. (No translation applicable)
         ----------------------------------------------
         (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                      THE REPUBLIC OF KOREA
                  ----------------------------
         (Jurisdiction of incorporation or organization)


                     7th FL, 63 Building
                60 Yeouido-dong, Youngdungpo-ku
                          Seoul, Korea
       ---------------------------------------------------
            (Address of principal executive offices)


    Eun Woo Lee, Chief Operating Officer and General Counsel
                    South Tower, Third Floor
                        1620 26th Street
                 Santa Monica, California 90404
                         (310) 255-8291
    --------------------------------------------------------
                 (Address of agent for service)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b)OF THE ACT:
------------------------------------------------------------------------------
   TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
------------------------------------------------------------------------------
 Common Stock, Par value                   None
  w1,000.00 per share

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

    Common Shares, issued and outstanding as of December 31, 2002: 2,200,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                            Yes [ ]    No [X]
Indicate by check mark which financial statement item the
registrant has elected to follow.
                       Item 17 [X]   Item 18 [ ]




                                   -COVER-






                            GLOSSARY
------------------------------------------------------------------------------
"Common Stock"              Common stock, par value w1000 per share of PPR.
"Dollars", "$," or "US$"    The currency of the United States of America.
"Korean Government"         The government of the Republic of Korea.
"P&P Research" or "PPR"     P&P Research, Co., the Registrant.
"Republic"                  The Republic of Korea.
"Exchange Act"              The  United  States  Securities  Exchange  Act  of
                            1934, as amended.
"Won" or "w"                The currency of the Republic of Korea.

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

                          INTRODUCTION

P&P Research is a corporation organized under the laws of the Republic of Korea and is referred to in this Registration Statement on Form 20-F as "PPR," or the "Company." Financial Statements in this Registration Statement on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States, referred to as U.S. GAAP or have been prepared in accordance with the standards and provisions mandated by Korean GAAP and are accompanied by a reconciliation to US GAAP as prepared by independent auditors in accordance with generally accepted accounting principles.

In this Registration Statement on Form 20-F: (i) references to "U.S.$," "$," or "Dollars" are to U.S. Dollars; (ii) references to "Won" or "Korean Won" are to Korean currency denominations. Certain amounts that appear in this Registration Statement on Form 20-F may not sum because of rounding adjustments. In this Registration Statement on Form 20-F, except as otherwise specified, financial information with respect to the Company has been expressed in Won and/or U.S. Dollars. As of the date of this filing the exchange rate for Won converted to U.S. Dollars is 1184.5 Korean Won per U.S. Dollar. For information regarding recent rates of exchange between the Won and Dollar.

Unless  the  context  otherwise  requires,  references  in   this
Registration  Statement on Form 20-F to "Common  Shares"  are  to
PPR's  Common Shares, with par value denominated in Won  of  1000
Value.

                   FORWARD-LOOKING INFORMATION

This Registration Statement on Form 20-F contains forward-looking statements based on beliefs of PPR's management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.

The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," and "should" and similar expressions as they relate to PPR are intended to identify such forward-looking statements. Such statements reflect the current views and assumptions of PPR and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. PPR undertakes no obligation to update publicly or revise any forward-looking statements.




                             -i-








                        TABLE OF CONTENTS

PART I....................................................................4

 Item 1.  Identity of Directors, Senior Management and Advisers...........4

 Item 2.  Offer Statistics and Expected Timetable.........................4

 Item 3.  Key Information.................................................4

 Item 4.  Information on the Company.....................................10

 Item 5.  Operating and Financial Review and Prospects...................18

 Item 6.  Directors, Senior Management and Employees.....................22

 Item 7.  Major Shareholders and Related Party Transactions..............25

 Item 8.  Financial Information..........................................25

 Item 9.  The Offer and Listing..........................................26

 Item 10.  Additional Information........................................26

 Item 11.  Quantitative and Qualitative Disclosures about Market Risk....34

PART II..................................................................36

 Item 13.  Defaults, Dividend Arrearages and Delinquencies...............36

 Item 14.  Material Modifications to the Rights of Security Holders
 and Use of Proceeds.....................................................36

 Item 15.  Controls and Procedures.......................................36

 Item 16.  [Reserved]....................................................36

PART III.................................................................37

 Item 17.  Financial Statements..........................................37

 Item 18.  Financial Statements..........................................64

 Item 19.  Exhibits......................................................64

SIGNATURES...............................................................65










                               -ii-






                             PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Directors and Senior Management

------------------------------------------------------------------------------
        NAME                        ADDRESS                  POSITION/FUNCTION
------------------------------------------------------------------------------
Lee Eun -Woo          7th FL, 63 Bldg., 60, Yeouido-Dong,      Chiarman,
                      Youngdeungpo-Gu                          Representative
                      Seoul 150-763                            Director
                      Republic of Korea
Kang Nam-Ho           7th FL, 63 Bldg., 60, Yeouido-Dong,      Director
                      Youngdeungpo-Gu
                      Seoul 150-763
                      Republic of Korea
Han Soon-Nam          7th FL, 63 Bldg., 60, Yeouido-Dong,      Director
                      Youngdeungpo-Gu
                      Seoul 150-763
                      Republic of Korea
Kim-Kyung Sook        7th FL, 63 Bldg., 60, Yeouido-Dong,      Statutory
                      Youngdeungpo-Gu                          Auditor
                      Seoul 150-763
                      Republic of Korea
Young Hwa Sohn        7th FL, 63 Bldg., 60, Yeouido-Dong,      CFO
                      Youngdeungpo-Gu
                      Seoul 150-763
                      Republic of Korea

Advisors
----------------------------------------------------------
Jiyoung Kym, Esq.           3700 Wilshire Blvd.
                            Ste. 610
                            Los Angeles, CA 90010
                            Telephone: (213) 389-0610
                            Fax: (213) 389-0610

Auditors
-----------------------------------------------------------------------------
 FISCAL          NAME                   ADDRESS               PROFESSIONAL
  YEAR                                                         MEMBERSHIP
-----------------------------------------------------------------------------
2002     LORAL INTERNATIONAL    234 Hudson Ave., #2882     MEMBER OF THE
         CPA & ADVISOR, L.L.C.  Albany, New York 12210     AMERICAN SEC
                                Telephone: (518) 472-      PRACTICE SECTION
                                1789
                                Fax: (518) 472-1544
2001     Same


Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

The summary financial data are derived from the historical financial statements of PPR. This summary financial data should be read in conjunction with "Operating and Financial Review and Prospects " as well as the historical financial statements and the related notes thereto, included elsewhere in this Registration Statement.

Balance Sheet Data
                                                            December 31,
                                                        2002           2001
                                                    --------------------------
     Assets
       Current Assets                                   528,073       892,537
       Property & Equipment - Net                       126,356        71,020
                                                    --------------------------
       Other Assets                                     660,701       347,650
                                                    --------------------------
     Total Assets                                   $ 1,315,130   $ 1,311,207
                                                    ==========================
     Liabilities And Shareholders' Equity
       Current Liabilities                              138,409        81,926
       Long-Term Liabilities                            399,610       382,931
                                                    --------------------------
     Total Liabilities                                $ 538,019     $ 464,857
                                                    --------------------------
     Shareholders' Equity                               777,111       846,350
                                                    --------------------------
     Total Liabilities and Shareholders' Equity       1,315,130     1,311,207
                                                    ==========================

Statement of Operations Data
                                                         Fiscal Years Ended
                                                            December 31
                                                        2002            2001
                                                    --------------------------

     Net Sales                                        $ 879,809     $ 561,259
     Operating Expenses
       Selling, General And Administrative            1,275,019       429,083
       Marketing Expenses                               361,533       201,402
       Depreciation And Amortization                     96,275        57,214
                                                    --------------------------
     Total Operating Expenses                         1,732,827       687,699
                                                    --------------------------
     Loss From Operations                             (853,018)     (126,440)
                                                    --------------------------
     Total Other Income (Expenses)                     (33,608)        15,867
     Provision For Income Tax                                 -             -
       Deferred Tax Expenses                               (50)             8
                                                    --------------------------
     Net Loss                                       $ (886,576)   $ (110,581)
     Foreign Currency Translation Gain                  107,369         2,809
                                                    --------------------------
     Comprehensive Loss                               (779,207)     (107,772)
                                                    ==========================
     Basic Loss Per Common Share                         (0.53)        (0.12)
     Weighted Average Of Common Shares                1,473,698       863,014
     Outstanding                                    ==========================

Reason for the Offer and Use of Proceeds

Not applicable.

Risk Factors

 PPR Has No Demonstrable Track Record of Profitable Operations.

Because PPR has a limited operating history, it is difficult to evaluate its business and prospects. PPR was incorporated in January 1998. An investor in PPR's common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets.

PPR incurred net losses of approximately $886,576 in the year ended December 31, 2002 and net losses of $110,581 for the year ended December 31, 2001. Because of the expenses of opening PPR's U.S. operation, PPR may have losses in the year ending December 31, 2003, and may continue to incur operating and net losses for the foreseeable future. Although PPR's revenues have grown significantly each year since 1999, we cannot assure you that PPR will achieve sufficient revenues for profitability. Even if PPR does achieve profitability, we cannot assure you that PPR may sustain or increase profitability on a quarterly or annual basis in the future. Our results of operations and financial condition will be harmed if revenues grow more slowly than anticipated, or if operating expenses exceed PPR's expectations and cannot be adjusted for accordingly. If PPR is not profitable, the market price of PPR's stock may adjust accordingly.

      PPR's Entry into the U.S. Market Requires Substantial
            Resources and Reliance on Third Parties.

In the U.S. market, until PPR owns a sufficiently large database of potential survey respondents, PPR will need to outsource certain aspects of its research projects, such as programming of the survey questions, dissemination of such questions to a sample population and collection, processing and delivery of data. PPR has recently employed Mr. Young Hwa Sohn as its Chief Financial Officer and Director of Marketing. If PPR's vendors experience problems with the timely programming, distribution, collection, processing, storing or delivery of accurate data, PPR may lose credibility with its clients.

   The Loss of Services of  PPR's Key Executives May Hurt Our
                            Business.

The business of PPR depends to a significant extent on the continued services of Eun Woo Lee, the Chief Executive Officer and Chairman of the Board of Directors. PPR has recently employed Dr. Chebin Lee, a veteran in marketing research and consulting in Korea as its executive vice president. Dr. Lee will share the managerial responsibilities of Mr. Lee in Seoul. Mr. Lee, the CEO, will focus on the operation of PPR USA.. The loss of the services of either Mr. Lee, President and CEO or Mr. Young Hwa Sohn, Chief Financial Officer and Director of Marketing would likely hurt our business.

  Competition from Established Providers of Market Research May
         Harm Market Share and Operating Results of PPR.

PPR competes with numerous well-established, well-financed entities. Competition for clients is intense and is likely to increase in the future as existing competitors develop new, or improve upon existing, market research tools, potential competitors become active in the market and PPR's industry consolidates. PPR cannot assure that it will be able to compete successfully or that competitive pressures will not harm its business. PPR believes that its ability to compete depends upon many factors both within and beyond PPR's control, including the following:

  *   the timing and market acceptance of PPR's mobile research system;
  *   PPR's client service and support efforts;
  *   PPR's sales and marketing efforts; and
  * the efficiency, accuracy, price and reliability of market research conducted by PPR in comparison with that of its competitors.

Most of PPR's competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than PPR does. This allows them to respond more quickly to new or emerging technologies and changes in client requirements. It may also allow them to devote greater resources than PPR can to the development, promotion and sale of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, and clients. PPR's current and potential competitors may develop market research tools or services that are of equal or superior quality to PPR's, that achieve greater market acceptance or that may be offered at lower prices. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of PPR's prospective customers. It is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, all of which may harm PPR's business.

  Any Failure by PPR To Protect Its Intellectual Property Could
       Harm the Business and Competitive Position of PPR.

The business of PPR is dependent on several internally developed methods, technologies, and trademarks, which PPR generally protects through a combination of copyright, patent, trademark and trade secrecy laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite these protections, a third party could, without authorization, copy or otherwise take advantage of intellectual property that belongs to PPR. PPR's agreements with employees, consultants and others, who participate in development activities could be breached. PPR may not have adequate remedies for any breach, and PPR's technology and trade secrets may otherwise become known or independently developed by competitors. PPR has filed, and is planning to file, applications for several patents and trademarks in various jurisdictions throughout the world. PPR cannot assure that any of its patent or trademark applications will be approved. Even if these applications are approved, the patents and trademarks may be successfully challenged by others or invalidated.

Third parties may claim that PPR infringed on their research systems, trademarks or other proprietary rights, and PPR may counterclaim against such parties. Any claims or counterclaims could be time-consuming, result in costly litigation, divert management's attention, cause delays in PPR's ability to service clients, require PPR to redesign its research systems or require PPR to enter into royalty or licensing agreements, any of which could harm PPR's business and operating results. Royalty and licensing agreements, if required, may not be available on terms acceptable to PPR, or at all.

  Adverse Economic and Financial Developments in Korea May Have
 Adverse Effect on PPR's Results of Operations and the Price of
                 the Shares of Its Common Stock.

In 1997 and 1998, the Republic experienced a significant increase in the number and size of companies filing for corporate reorganization and protection from their creditors. As a result of these corporate failures, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions, the Republic's financial institutions experienced a sharp increase in non-performing loans and a deterioration in their capital adequacy ratios. These developments led to a substantial increase in the number of unemployed workers, reducing the purchasing power of consumers in Korea. These developments also led international credit rating agencies to downgrade the credit ratings of the Republic and various companies, including us, and financial institutions in the Republic to below investment grade, although S&P and Moody's raised the credit rating of the Republic and our credit rating back to investment grade levels in early 1999. The current long-term foreign currency rating of the Republic by Standard & Poor's is A- and the current foreign currency rating on bond obligations of the Republic by Moody's is A3. Prompted by heightened security concerns stemming from North Korea's nuclear weapons program, Moody's changed the outlook on the long-term ratings of the Republic from positive to negative in February 2003.

Although the Korean economy began to experience a recovery in 1999, the pace of the recovery has since slowed and has been volatile. The economic indicators in 2001 and 2002 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events such as the terrorist attacks in the United States that took place on September 11, 2001, the war in Iraq and the outbreak of severe acute respiratory syndrome (SARS) in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the world economy, and may thus adversely affect the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

Developments that could hurt Korea's economy in the future include:

   (i) financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea's financial sector;
  (ii)  failure of restructuring of other large troubled companies;
 (iii)  a slowdown in consumer spending and the overall economy;
  (iv) adverse changes or volatility in foreign currency reserve levels, commodity prices, exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;
   (v) increased reliance on exports to service foreign currency debts, which could cause friction with Korea's trading partners;
  (vi) adverse developments in the economies of countries such as the United States and Japan to which Korea exports, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;
 (vii)  social and labor unrest;

(viii) a decrease in tax revenues and a substantial increase in the Korean government's expenditures for unemployment compensation and other social programs that, together, lead to an increased government budget deficit;
  (ix) political uncertainty or increased strife among and within political parties in Korea; a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;
   (x) political uncertainty and risk of further attacks by terrorist groups around the world;
  (xi) hostilities involving oil producing countries in the Middle East and
 (xii) any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and
(xiii) an increase in the level of tensions or an outbreak of hostilities between Korea and North Korea.

  Tensions with North Korea Could Have an Adverse Effect on PPR and the Prices of Its Common Stock.

Relations between Korea and North Korea have been tense over most of Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current events, including renewed contacts at the highest levels of the governments of Korea and North Korea and the increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant, evicted inspectors from the United Nations International Atomic Energy Agency and has reportedly resumed activity at the Yongbyon power plant. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty and demanded that the United States sign a non-aggression pact before North Korea dismantles its nuclear power and arms program. North Korea has also test-fired at least two missiles, engaged an unarmed U.S. military aircraft and is reported to have developed nuclear weapons. As a result of these events, the level of tension between the two Koreas, as well as between North Korea and other countries including the United States, has increased. While discussions between North Korea and other countries, including Korea, the United States and China, to resolve these issues peacefully have taken place, any further increase in the tension or occurrence of military hostilities could have a material adverse effect on our operations and the price of our stock. South Korea's new president Moo Hyon Rho faces a difficult task of negotiating a solution acceptable to the U.S. and other powers on the one hand and to the South Koreans living under the threat of the ravage and destruction of war.

    Fluctuations in the Exchange Rate between the Won and the Dollar may adversely effect our business

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the price of our stock if or when trading. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required for us to make interest and principal payments on any foreign currency-denominated debt. Appreciation of the Won, on the other hand, (1) causes Korean export products to be less competitive by raising prices in Dollar terms and (2) reduces net sales in Won from export sales, which are primarily denominated in Dollars. However, because of the larger positive effects of the appreciation of the Won (i.e., the reverse of the negative effects caused by the depreciation of the Won, as discussed above), appreciation of the Won generally has an indirect positive impact on our results of operations.

Item 4.  Information on the Company

             History and Development of the Company

P & P Research Co Ltd. ("The Company" or "P & P") is a market research firm specialized in wireless mobile phone surveys. The Company is incorporated in Republic of Korea ("South Korea"), under the South Korea Commercial Law in September 1998. Our main operation is located on the 7th floor of the Korean Life
Insurance Building, in the financial district of Seoul, South Korea. (See our Website at www.pandp.com).[ Our formal address in Korea is: 7th FL, 63 Bldg., 60, Yeouido-Dong, Youngdeungpo-Gu, Seoul 150-763 Republic of Korea. Our principal telephone number in Korea is 82 2 761 4291 8.

Mr. Eun-Woo Lee, Chairman & CEO of the Company founded the company. We believe that the wireless applications of 3G (third generation) mobile phones communications may have the capability to cover most geographic areas around the world, which is likely to transform traditional market research methods by using the mobile telephone data gathering techniques. We are regarded as an Innovative Business Company (See Note # 4, of the Audited Financial Statements-On-line Mobile Phone Survey) in South Korea. With our vision of innovative wireless research, we are rated in the top 2% of the new research companies in South Korea in 2001. We are designated as a Superior Technology Company and were awarded a 3-year credit guarantee in the amount of approximately US$420,000 to encourage our business execution in December of 2001. (See Note # 7 of the Audited Financial Statements- Credit Award)

In September of 2002, we established a US wholly owned subsidiary, P & P Research, Inc. The US subsidiary is a company incorporated in the State of California, with operations located at: Suite 1060, 1620 26th Street, Santa Monica, CA 90404. Our USA principal telephone number is 310 255 8291. We hope to expand our research efforts with our US subsidiary by utilizing the mobile survey technology developed in South Korea for use by US businesses. We joined the American Marketing Association (AMA) and became a member of AMA in 2002.

We have a strategic partnership with Seoul Economic Daily, the Korean newspaper company that owns a 2.7% of our common shares as of December 31 of 2002, (see Notes 12, Directors, Officers and Shareholders). In addition, we have established strategic alliances with Samsung Credit Card Company, SK Telecom and Gold Star Co. Ltd. of South Korea as of December 31, 2002.

In 2002, we registered with the Financial Supervisory Services ("FSS"), a Korean governmental agency, so that our common shares can be subscribed by individual investors on an individual basis in South Korea. Under the FSS rules, the shares cannot be subscribed by the Korean securities firms or by the financial institutions. During 2002, we issued 1,100,000 shares. (See Note # 13, Increase of Capital and Note 15, Public Reporting Responsibility.) There were no trades of our common stock in the secondary market in the year 2002. In addition, we believe there are no market making activities for our shares in South Korea. Consequently, there are no bid or ask prices available for our common share in the public market of South Korea as of December 31, 2002.

As of January 31, 2003, we have forty (40) employees and PPR USA has five (5) employees.

                        Business Overview

We are engaged in market research, opinion polling, credit rating and related consulting services. We have developed unique and proprietary research tools and polling techniques using Internet and mobile communications as well as conventional telephonic or in-person interactions. We have successfully conducted several major research and polling projects in conjunction with the Korean government, the Korea Chamber of Commerce, major newspaper and broadcasting companies in Korea, accumulating extensive databases on more than 113,000 companies in Korea.

Our proprietary research systems speed up data collection through extensive and innovative use of two-way communication capabilities of new-generation mobile phones in use in Korea. Also our on-line self-assessment programs streamline evaluation process of going businesses, providing cost-efficient means to evaluate a company to the government policy makers or prospective business partners.

                      Mobile Survey System

Our Mobile Survey System uses a text messaging system over cellular phone networks in Korea. According to the Ministry of Information and Technology, more than 30 million persons in South Korea, or 63,8 percent of the total population, subscribe to mobile phone services. (MIT Press Release, May 2003) Korean telephone companies provide text messaging services under the name of Short Message Service (SMS). In alliance with SK Telecom, we have developed a mobile survey panel of more than 160,000 mobile subscribers.

Introduced in September 2001, our Mobile Survey System makes it possible to obtain faster, more reliable responses to key marketing questions and issues and to reach potential research respondents anytime, anywhere.

We  design survey questionnaires and forward them to the selected
survey   panel   members   and  the  members   respond   to   the
questionnaires by keying in their answers. The responses are collected through computers and analyzed by our staff.

Using our mobile survey system, we recently completed a survey of 10,000 respondents in just 10 minutes and delivered a report to our client in less than 24 hours. The survey was for Korea Tobacco and the Ginseng Corporation and was conducted in connection with the company's plan to introduce a new brand of cigarette. Our mobile research was also used when United States President George Bush visited Korea in February 2002. The result of the public opinion poll was quoted by MBC, one of the three major television networks in Korea.

We  intend  to introduce the mobile survey system in  the  United
States, and eventually the rest of the world.

Our mobile survey system, however, has its own limitations. The number of questionnaires that can be forwarded to each member of the survey panel can be no more than 15. The questions cannot be long and detailed. The limitations are due to the limitations of the current text messaging system.

If necessary, we will conduct surveys using traditional methods including telephone surveys, mall intercepts, in-person interviews, mail surveys and focus groups. Using the Mobile Survey System, we can reduce the overall cost of any surveys and enhance the reliability of the results by reaching greater number of respondents in wider geographical areas in shorter time than was possible under conventional surveys.

                    On-line Research Systems

Having more than 10 million subscribers, South Korea ranks first among all the countries in the world using high-speed broadband Internet services. (MIT Press Release, November 2002). About 70 percent of the total households are hooked up to broadband Internet in Korea, which is about four times higher than that of the USA. The total number of Internet users in Korea exceeds 25 million, which represents 53.2 percent of the total population. (MIT Press Release, November 2002).

We have developed programs to utilize Internet communications in research. We are the first company to develop and use such a system in Korea. On-line research can handle more extensive and complicated questionnaires than mobile survey using the SMS. Our Internet-based on-line research systems range from simple data collection through e-mail feed back to custom-tailored and interactive self-assessment programs.

Our On-line Credit Self-Assessment Program has become the backbone of the Korean government's program to select and assist promising and innovative emerging enterprises known as "Inno-Biz Project." We developed the on-line self-assessment program. The Small and Medium Business Administration (SBMA) has officially adopted the program as the gateway to its Inno-Biz Project since 2001. The SMBA has selected about 1,000 small businesses as Inno-Biz companies each year. The selected Inno-Biz companies became entitled to the government-sponsored or guaranteed loans and other benefits under the Small and Medium Industry Promotion Law.

It is mandatory that each applicant of the Inno-Biz Project perform a self-evaluation of the company's innovative strength and future prospects using our On-line Credit Self-Assessment Program. We certify the result and, based on the certified result, the application may or may not qualify for the SMBA program.

In January, 2003, the SMBA opened a business-to-business website specifically catering to Inno-Biz companies. We manage the site for the SMBA. Also We have provided on-going consultation to the SMBA in the administration of the Inno-Biz Project.

Our on-line research tools are used by the Korea Chamber of Commerce (KOCHAM). KOCHAM is mandated by Korean law to conduct an annual survey of 80,000 member companies. We have performed the survey using our own Internet-based on-line research systems. Our on-line research has reduced the time and expenses to do KOCHAM's annual business survey.

Our on-line survey systems are useful to private companies doing internal surveys or market research.

                        Off-line Research

We distinguish ourselves from other research companies in Korea with our capabilities to do mobile and on-line research. This does not mean that we neglect traditional methods of research. We do conduct off-line research using in-person interviews and telephone surveys, when such off-line research is necessary and warranted.

We have about 15 telephone interviewers working for us "on-call" basis."

We   can   provide  advanced  research  technologies  using   the
combination of on-line, off-line and mobile survey tools.

                     Database and Consulting

We have accumulated extensive databases for more than 130,000 Korean companies. The databases provide wealth of information for foreign and domestic entities desiring to do business with Korean companies. These databases constructed over the years are untapped assets available to the company.

Our consulting services will be built on these databases. Our consulting clients will have the advantages of knowing its partners, adversaries or competitors prior to charting their course of action.

Using   the  accumulated  databases  and  custom-tailored  market
research, we also provide information and credit ratings on mid to small-sized companies in Korea.

Our information and credit rating business is currently based on a continuously updated database of corporate, financial and other information on over 12,000 mid- to small-sized companies registered with the Korea Chamber of Commerce. At the request of the Korea Chamber of Commerce, we expect to compile, and have available to our clients, data on another 120,000 mid- to small-sized companies by the end of 2002 and a total of 200,000 companies by the end of 2003.

                           Our Clients

A representative list of our clients in Korea includes Samsung Card, LG Investment &Securities, Korean media sources including the largest television networks and newspaper publishers, Korea Chamber of Commerce, Korea Tobacco & Ginseng, , POSCO Steel,. Our international clients include , Gartner, K-Research of Japan , Market Insight China Research & Consultants Ltd., and Towers Perrin (NY).

Through our US subsidiary, we serve IBM, JD Power Associates  and
Net Zero.

Our research and survey systems have gained wide recognition in the Korean market, and We believe that by utilizing the latest technologies and our proprietary mobile survey system, we will be able to provide our clients actionable marketing information on an expedited basis.

                     Our Foreign Operations

We believe that our proprietary technologies emphasizing the use of mobile and Internet communications will be applicable to the U.S. markets. The use of mobile phones is far bigger in numbers in the U.S. than it is in Korea. The sophistication of mobile phone usages in the U.S., however, needs to catch up with that of Korea. Our mobile phone survey relying on text messaging systems can adapt to the increasing sophistication of the usage in the U.S.

Although our U.S. Operations are in the preliminary development stage, we have received orders from US companies. The initial orders are mostly market research in Korea and other Asian countries. Since our operations are well established in Korea, we expect that our initial U.S. business will be mostly outbound orders. In the future, however, our USA subsidiary will develop businesses in the US markets using our highest technologies.

We also have a partnership agreement with MIMR, a leading market research company in Gwangchou, China. The Chinese market for market research is in its infancy, but has the potential for rapid growth in the coming years.

We are preparing for opening a branch in European Union, where the mobile phone usage is as extensive as in Korea. We expect that our technologies are readily transportable to the EU countries.

Challenges of Providing Internet Market Research Solutions

To meet the needs of our clients for online market research, we must be able to overcome many challenges, including:

  * providing a statistically representative business-to-consumer and business-to-business research panel in order to capture real-time opinions and provide adequate sample sizes for the markets targeted by clients;
  * developing and providing an Internet-based software interface that enables our clients to efficiently view, cross-tabulate and create charts from the data; and
  * ensuring that the data is statistically valid and satisfies the objectives of our clients.
  * compensating for inherent bias in favor of certain age groups in using mobile phones and Internet communications

We believe that a significant opportunity exists for a company to expand its operations in Korea and overseas. We can provide technologically advanced market research tools not only for the US markets but for Asian-Pacific markets which are of great interest to U.S.-based companies at this time.

                      Market Opportunities

Reliable market research information is the basis for intelligent
business  decisions.   The proper marketing decisions  will  make
sure clients are communicating the intended brand image and marketing objectives.

Our market research tools will:

  * Provide access to respondents who are typically difficult to reach and traditionally have low participation incidence levels
  *  Provide statistically valid sample sizes
  * Provide marketing information much faster than traditional research methods
  * Allow clients to "drill down the data" with online cross-tabulation tools
  * Provide tools to create charts and graphics integrated into PowerPoint presentations

                 Our Methodologies and Services

Our objective is to be the leading source of marketing information through the use of new, proprietary technology in market research data collection and reporting. We intend to offer advance market research data collection systems utilizing our mobile research system, online surveys and Internet-based focus groups. In addition, we will offer traditional research techniques including: telephone surveys, mail surveys, one-on-one interviews, mall intercepts, traditional focus groups and self-administered trade show surveys. Utilizing our combination of technological advances and traditional methods of market research, our clients are expected to have access to the fastest and best market research tools available. Clients' marketing questions can be answered on an expedited basis.

Our marketing research studies and solutions will include:
  *    Advertising Effectiveness
  *    Brand Awareness
  *    Concept Testing
  *    Customer Satisfaction Measurement
  *    New Product Feature Selection
  *    Product Design
  *    Package Research
  *    Tracking Surveys
  *    Positioning Studies
  *    Corporate Image Studies
  *    Competitive Strengths and Weaknesses Analysis
  *    Promotion Studies
  *    Copy Testing
  *    New Market Opportunity Studies
  *    Brand Equity Review

Online and mobile research differ from traditional marketing and research in the following ways:
  *    Minimal time to complete survey requests
  *    In-depth surveys with multiple levels of questioning
  * Lower survey fee compared with mail surveys or personal interviews
  *    More confidential, allowing more discreet topics
  *    Fast transmission of results in ready to tabulate format

               Sales and Marketing of Our Services

We sell our services through a sales team located in Santa Monica, California and Seoul, Korea. Our current sales team consists of highly qualified, experienced individuals who are able to effectively sell our products. We intend to expand our sales team by adding additional experienced individuals. Our sales team has a number of selling protocols and systems in place to maximize prospecting and closing of research contracts.

We take a highly selective approach to our marketing. To help build brand awareness with our prospective clients, we rely on a one-to-one networking and sales approach. In addition, we seek speaking engagements at very select events where current and prospective clients are concentrated and we undertake to ensure that our brand name is well publicized in the industry. We also produce marketing materials, including collateral [?] and presentations, in support of sales to prospective clients.

Our general strategy is to seek clients who cater to customers who are affluent, online, and utilize the latest technologies. Industries such as computer hardware, computer software, computer games, Internet service providers, and similar entities are ideal initial clients.

                  Technology and Infrastructure

One of our principal strengths is our significant alliance with vendors and providers of technology solutions that provide our clients with all the necessary technologies needed for any given project. In addition, considerable amount of human capital is accessible at our Korea office where numerous development teams reside.

We believe that our future success will depend in part on our ability to continue to maintain and enhance our existing services. To this end, we intend to enter and develop our business in one industry before branching out into another. By concentrating on the technology aspects of market research, we expect to be on the cutting edge of newest research technologies as they are developed. We believe that our core competency, however, will be our ability to perform market research studies more efficiently, effectively, and inexpensively than our competition.

                   Development of New Products

Utilizing new technologies to gather information from survey panels is one of the newest and most unexplored areas of market research. New technological advances in the telecommunication industry have made it possible to solicit and collect data from large groups of panel members quickly, easily, and cost-effectively.

One such methodology pioneered by our company, P&P Research Ltd., is the use of Short Message Service (SMS) technology available on the latest mobile phones to ask quick survey questions from panelists. One of the key advantages of this method is the speed by which data is gathered as well as the ease of providing incentives to the respondents via wireless service providers.

Mobile phone usage and market penetration is on the rise on a steady pace around the world. The degree of market penetration varies from country to country depending on a variety of socioeconomic, cultural, and infrastructure issues. Mobile phones in many households have replaced conventional land-lines. This trend, should it continue, will greatly enhance our ability to conduct market survey

Mobile research is a powerful tool in market research projects due to:

1.   Lower Cost

The cost of conducting a survey via traditional methods using personal phone surveys, mailers, and in person interviews is far higher than mobile research.

2.   Fast Data Gathering

The data gathered via mobile research methodology is transmitted instantaneously to the survey Internet hosting server and then tabulated immediately.

3.   Reliable Information

By working with wireless phone companies, the accuracy of user demographics can be verified, making the results far more reliable and scientific.

4.   Broad Reach

Using mobile survey technology, surveys can be conducted over wide geographic areas just as easily as a local survey. Wherever there is wireless coverage, users can be interviewed remotely.

                           Competition

The market for market research using the Internet or the mobile phone is new and rapidly evolving, and we have survived steep competition in Korea and expect substantial competition in the US market. Competition both at home and overseas is expected to intensify in the future. While we do not believe any of our competitors currently offer Internet or mobile market research systems that provide better quality, we are facing competition from well-entrenched, well-financed industry leaders in the U.S. market.

Our competitors include: traditional market research firms conducting consumer surveys such as NFO, Millward Brown, Taylor Nelson Sofres, and J.D. Power and Associates; advertisement performance measurement companies, including Nielsen and Greenfield Online; online research and consulting providers, including Jupiter communications; syndicated market research providers in traditional publishing, including MRI and Simmons; and internal research divisions of companies.

              Protection of Our Proprietary Rights

Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely on copyright, trademark, and trade secret laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite such protection, a third party could, without authorization, copy or otherwise appropriate information from our database. Our agreements with employees, consultants and others could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

We are in the process of registering several trademarks in Korea and the United States. None of these applications have been approved to date, and there can be no assurance that the applications will be approved in the future. Even if these applications are approved, the trademarks may be successfully challenged by others or invalidated. If the applications are not approved because third parties own the trademarks, the use of the trademarks will be restricted unless we enter into arrangements with the third parties which may be unavailable on commercially reasonable terms.

                          Our Employees

As of May 2003, we employed 21 persons, 3 resident in the U.S. and 18 resident in Korea. We also contract with independent contractors to market or perform our services in Korea and our U.S. subsidiary are not subject to any collective bargaining agreements, and we believe that our relationship with our employees is good. In addition, PPR employs 15 part-time employees at its telephone interview center in Seoul, Korea.

                  Property, Plant And Equipment

Our principal executive offices are located in Seoul, Korea. PPR USA is located in Santa Monica, California. Our offices located in Seoul, Korea is approximately 5942.48 square feet and our lease for the Seoul, Korea office expires in December 31, 2003. Our USA company is negotiating a new lease for approximately 3,000 square feet in Santa Monica, California.

Item 5.  Operating and Financial Review and Prospects

                        Operating Results

This  section  must  be  read  in conjunction  with  the  audited
Financial Statements included in this Registration Statement.

P & P Research Co Ltd. ("The Company" or "P & P") is a market research firm specialized in wireless mobile phone surveys. The Company is incorporated in Republic of Korea ("South Korea"), under the South Korea Commercial Law in September 1998. The Company's main operation is located on the 7th floor of Korean
Life Insurance Building, in the financial district of Seoul, South Korea. (See the Company's Website www.pandp.com).

Mr. Eun-Woo Lee founded our Company as Chairman & CEO in 1999. We believed that wireless applications of 3G (third generation) mobile phones communications may have the capability to cover most of the geographic areas around the world and might significantly reduce traditional market research restraints via the application of the mobile telecommunications technology. The Company is regarded as an Innovative Business Company (See Note 4 of the Audited Financial Statements-On-line Mobile Phone Survey) in South Korea. With its vision of innovative wireless research, the Company is rated in the top 2% of research companies in South Korea (2001). We have achieved recognition in Korea as a Superior Technology Company and likewise received in December of 2001, an award of a 3-year credit guarantee in the amount of approximately US$420,000 so as to encourage our business approach (see Note 7 , of the Audited Financial Statements -Credit Award).

We established a US wholly owned subsidiary, P & P Research, Ltd., in September of 2002. The US subsidiary is a company incorporated in the State of California, with operational facilities located at Suite 1060, 1620 26th Street, Santa Monica, California 90404. Through our California entity, we intend to expand our research scope so as to maximize the synergies between our mobile survey technology developed in South Korea and anticipated US business. The Company joined the American Marketing Association (AMA) in 2002.

We enjoy a strategic partnership with Seoul Economic Daily, a Korean financial journal which owns a 2.7% stake in the Company's common shares as of December 31 of 2002, (see Note 12 of the Audited Financial Statements- Directors, Officers and Shareholders). In addition, the Company has established strategic alliances with Samsung Credit Card Company, SK Telecom and Gold Star Co. Ltd. each South Korean companies as of December 31, 2002.

In 2002, we registered with Financial Supervisory Services ("FSS"), a Korean governmental agency, so that the Company's common shares can be subscribed for by the individual investors on an individual basis in South Korea. Under the FSS rules, the shares cannot be subscribed by the Korean securities firms or by the financial institutions. During the year of 2002, the Company issued 1,100,000 shares. (See Note # 13, Increase of Capital and
Note 15, Public Reporting Responsibility.) There were no trades of the Company's common stock in the secondary market in the year of 2002. In addition, it is believed there is no market making activities for the Company shares in South Korea. Consequently, there are no bid or ask prices available for the Company common share in the public market of South Korea as of December 31, 2002.

Significant Accounting Policies and Estimates

We believe that our financial statements are prepared in general conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the depreciable lives of its assets, the recoverability of deferred tax assets, the allowance for doubtful accounts receivable, the allowance for obsolete or slow moving inventories and the estimated cash flows in assessing the recoverability of long-lived assets require that management apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Management's judgments are based on their historical experience, terms of existing contracts, observance of industry trends, information provided by or gathered from customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from the estimates. To provide an understanding of the methodology applied, the significant accounting policies are discussed where appropriate in this discussion and analysis and in the notes to the financial statements.

Results  of  Operations for the Fiscal Years Ended  December  30,
2002 and December 30, 2001

Our revenue from services provided for the fiscal year ended June
30, 2001 was $561,259. In the subsequent year's operating period to June 30, 2002, we generated $879,809 in revenues, an increase of $318,550, or 56.76%.

Our total operating expenses for the year ended June 30, 2001 were $687,699, compared to $1,732,827 during 2002, which represents an increase of $1,045,128, or 152.00%. Consequently, our net loss increased by $775,996, or 701.74%, from $110,581 in 2001 to $886,576 in 2002. Our management attributes these losses to start-up costs, production expenses, and general and administrative expenses.

Detail items included in the our operating expenses as reflected in the Consolidated Statements Of Operations as contained in the Audited Financial Statements for the years ended December 31,
2001 and 2002 were as follows:


                                               2002           2001
                                          --------------------------

NET SALES                                   $ 879,809     $ 561,259

OPERATING EXPENSES
  Selling, general and administrative       1,275,019       429,083
  Marketing expenses                          361,533       201,402
  Depreciation and amortization                96,275        57,214
                                          --------------------------
TOTAL OPERATING EXPENSES                    1,732,827       687,699
                                          --------------------------

LOSS FROM OPERATIONS                        (853,018)     (126,440)
                                          --------------------------
OTHER INCOME (EXPENSES)
  Interest income                              22,371        25,049
  Other income                                  5,891             -
  Interest expenses                          (36,223)       (1,645)
  Other expenses                             (25,647)       (7,537)
                                          --------------------------
TOTAL OTHER INCOME (EXPENSES)                (33,608)        15,867
                                          --------------------------
PROVISION FOR INCOME TAX                            -             -
  Deferred tax expenses                          (50)             8
                                          --------------------------
NET LOSS                                  $ (886,576)   $ (110,581)

OTHER COMPREHENSIVE LOSS
  Foreign Currency Translation Gain           107,369         2,809
                                          --------------------------
COMPREHENSIVE LOSS                          (779,207)     (107,772)
                                          ==========================
BASIC LOSS PER COMMON SHARE
  - Basic                                      (0.53)        (0.12)
                                          ==========================

                 Liquidity and Capital Resources

The Company has received a financial award of a credit guarantee of US$ 420,000 (or 500 million Korean Won) from KOTEC for a period of 3 years, starting 2001.

In  June  2001  the  (Korean) Technology Credit  Guarantee  Fund,
(KOTEC), a governmental agency identified the Company as a competitive technology entity with a growth prospect, thus granted the Company a "Certificate of Venture Business".

KOTEC reviewed the Company's technology, based on the criteria of competitive survey method, possibility of market growth and creative capability on new market demand. It concludes that the Company has developed a valuable research technology asset. The asset includes "Online mobile survey technology" (15%),"OMO methodologies" (50%) and "data based information of 100,000 Korea companies" (35%). KOTEC believes this innovative technologies combined with the valuable database of 100,000 Korean companies, can improve market research to a new level. Consequently KOTEC awarded the Company with a prestigious status as a "Superior Technology Corporations" and rated the Company as one of the top 2% of new research companies in South Korea in 2001.

In the valuation process, the Technology Appraisal Centers of KOTEC values the Company's technology as approx. US$1,680,000 (or 2,000,000,000 Korean Won). On December 17, 2001, KOTEC awarded a financial credit of approx. US$ 420,000 (or 500 million Korean
Won) to the Company, for a period of 3-years to endorse the Company's research. This credit is determined applied to a 25% guaranteed credit ratio to the fair market appraisal value of 2,000,000,000 Korean Won.

The Company using this credit, received a 3-year-6% revolving, operating loan up to the limit of US$ 420,000 (or 500 million
Korean Won) from Cho-Hung Bank of South Korea (see Note # 9, Long
Term Liabilities).

As indicated herein and in the Notes to the Audited Financial Statements, the Company incurred a net loss from its operations of $886,576 and $110,581 for the years ended on December 31 of 2002 and 2001, negative cash flows from the operations of $586,518 and $654,414 as of December 31, 2002, and 2001. These
matters raise substantial doubt as to the Company's ability to continue as a going concern.

The Company has taken certain restructuring steps, which in the management's opinion will provide the necessary capital to continue its operations. These steps include:

  *   expand  business to the US to gain additional sources of revenue,
  *   continue to develop its mobile phone survey market,
  *   raising additional capital
  * securing listing in the United States capital markets in an effort to gain more liquidity for its shares thereby making the Company a more attractive potential investment.

Management of the Company plans to actively seek additional business once P & P Research is able to combine its resource in South Korea with those resources potentially available in the US.

The ability of the Company to continue as a going concern is dependent on its success in fulfilling its plan and its ability to attain profitable operations. Should the Company be unable to continue, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Item 6.  Directors, Senior Management and Employees


                 Directors and Senior Management
---------------------------------------------------------------------------------------------
      Title           Name           Date of Birth     Education and Professional Background
---------------------------------------------------------------------------------------------
Chairrman,          Lee Eun -Woo     July 29, 1960       Master of Business, Policy
Representative                                           and Marketing (Incheon City
Director                                                 Hall Spokesman/ CEO, P&P Research)
---------------------------------------------------------------------------------------------
Director            Kang Nam-Ho      September 7, 1958   Postgraduate
---------------------------------------------------------------------------------------------
Director            Han Soon-Nam     March 28, 1955      University
---------------------------------------------------------------------------------------------
Statutory Auditor   Kim Kyung Sook   May 1, 1962         University
---------------------------------------------------------------------------------------------
Chief Financial     Sohn,Young Hwa   June 21, 1963       Phd Certificate (Korean
Officer                                                  Nielsen/Researcher,
                                                         Marketing Director/SK corporation)
---------------------------------------------------------------------------------------------

                          Compensation

The remuneration for the Directors shall be determined through a resolution during the General Meeting of Shareholders. The payment of severance allowances for the Dire Directors shall be based on the "Regulations on Retirement Allowances for Directors", which has been approved during the General Meeting of Shareholders.

                         Board Practices

Matters involving pecuniary or material interest to any specific Board member in any matters to be resolved during the Meeting of the Board of Directors shall result in that Board member not being entitled to vote on that matter during, such Meeting.

The proceedings of a Board meeting shall be recorded in the minutes. The agenda, proceedings, resolutions, dissenting director (if any) and his/her reasons for dissenting during a Board meeting shall be recorded in the minutes, with the names and seals of the Directors present at the meeting affixed.

The Articles of Incorporation of the Company dictate that it shall have at least three (3) directors, with the number of outside directors not exceeding one fourth (1/4) of the number of directors. Directors are elected during a General Meeting of Shareholders A resolution for the election of directors shall be adopted through the affirmative votes of a majority of shareholders present, which represents not less than one-fourth (1/4) of the total number of issued and outstanding shares. The term of office of the directors shall be for three (3) years. In case the term of office after the end of the fiscal year but before the Regular General Meeting of Shareholders convened for such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.

In the event that a director resigns before the expiration of his/her term of office, a successor shall be elected during the General Meeting of Shareholders. However, a successor may not be elected if the total number of remaining directors satisfies the number of Directors required in Article 33 and does not cause any difficulties in the performance of their duties. The Company may elect one Representative Director, Vice President, Deputy
President, and several Executive Vice Presidents through a resolution of the Board of Directors.

A Representative Director shall be responsible for executing all matters assigned to the Board of Directors on behalf of the Company. In case of more than one Representative Director, each Representative Director represents the, Company. The, Company may also establish regulations on Joint Representative Directors through a resolution of the Board of Directors. The Vice
President, Deputy President, Executive Vice Presidents, and Directors shall assist the Representative Director and perform their respective duties as assigned by the Board of Directors. In the absence, of the Representative Director(s), the Vice President, Deputy President, Executive Vice Presidents, or any one of the Directors shall take his/her place as Representative Director according to their order of priority as determined by the Board of Directors. Any Director who finds any information that may cause substantial losses to the Company shall promptly report to the Auditor.

The Board of Directors shall consist of the Directors of the Company and it shall adopt resolutions on the appointment of Representative Director and important matters with respect to the administration of the affairs of the Company. The Board of Directors may appoint one Representative Director as President and elect one more Representative Director who will serve as Chairman as necessary. The Board of Directors may also appoint several I Deputy Presidents and Executive Vice Presidents.

The Board of Directors shall be convened through the notice of either the Representative Director or a Director designated by the' Board of Directors, if any. Personal notice of the Meeting of the Board of Directors shall be sent to each Director and Auditor at least one (1) week prior to the date set for such meetings However, said procedures may be omitted with the consent thereon of all Directors. The Chairman of the Board of Directors has the right to call Meetings of the Board of Directors in accordance with Section 3 of Article 40.

The quorum for the Board of Directors shall constitute of at least more than one half (1/2) of the Directors in attendance, with all resolutions of the Board of Directors requiring the affirmative votes of the majority of the quorum during the meeting of the Board of Directors. The Board meetings may be held through a video conference or other similar arrangement that enables the participation of all or some of the Directors In the meeting and voting on matters a at the same time. A Director participating in the meeting by such arrangement shall be considered present at the meeting. Any Director who has a particular interest in the matters to be resolved during the Meeting of the Board of Directors shall not be entitled to vote during, such Meeting.

The proceedings of a Board meeting shall be recorded in the minutes. The agenda, proceedings, resolutions, dissenting director (if any) and his/her reasons for dissenting during a Board meeting shall be recorded in the minutes, with the names and seals of the Directors present at the meeting affixed.

The remuneration for the Directors shall be determined through a resolution during the General Meeting of Shareholders. The payment of severance allowances for the Dire Directors shall be based on the "Regulations on Retirement Allowances for Directors", which has been approved during the General Meeting of Shareholders.

                            Employees

Number and Compensation
---------------------------------------------------------------------------------------------------------
  Year      Gender    Number of employees                       Average    Annual Total      Average
                                                                Period     Compensation    Compensation
                                                                  of          w'000        Per Person
                                                                service                       w'000

                      Administrtion   Technical  Other  Total
                                         and
                                      Research
---------------------------------------------------------------------------------------------------------

  2002       Male           5             3        1      9        1       234,000,000    26,000,000
          -----------------------------------------------------------------------------------------------
            Female          9             1        1     11        1       187,000,000    17,000,000
          -----------------------------------------------------------------------------------------------
             Total         14             4        2     20                421,000,000    43,000,000
---------------------------------------------------------------------------------------------------------
  2001       Male           3             2        1      6        1       105,000,000    17,500,000
          -----------------------------------------------------------------------------------------------
            Female          5             1        1      7        1       108,500,000    15,500,000
          -----------------------------------------------------------------------------------------------
             Total          8             3        2     13                213,500,000    33,000,000
---------------------------------------------------------------------------------------------------------
  2000       Male           1             1        2    0.5                 12,600,000    12,600,000
          -----------------------------------------------------------------------------------------------
            Female          1             2        3    0.5                 16,200,000    10,800,000
          -----------------------------------------------------------------------------------------------
             Total          2             3        5                        28,800,000    23,400,000
---------------------------------------------------------------------------------------------------------

                         Share Ownership
------------------------------------------------------------------------------
     Title            Name                       Common Shares Owned
                                     -----------------------------------------
                                          2001                    2002
                                       (year-end)              (year-end)
                                     Shares       %         Shares         %
------------------------------------------------------------------------------

Chiarman,        Lee Eun -Woo       580,500    52.77       942,160      42.82
Representative
Director
------------------------------------------------------------------------------
Director         Kang Nam-Ho              0        0             0          0
Director         Han Soon-Nam        40,000     3.63        40,000       1.81
------------------------------------------------------------------------------
Statutory        Kim-Kyung Sook           0        0             0          0
Auditor
------------------------------------------------------------------------------


Item 7.  Major Shareholders and Related Party Transactions

                       Major Shareholders
------------------------------------------------------------------------------
     Name                              Common Shares Owned
                   -----------------------------------------------------------
                         2000                 2001                  2002
                      (year-end)           (year-end)            (year-end)
                   Shares        %      Shares        %      Shares         %
------------------------------------------------------------------------------

Lee Eun-Woo       420,700    70.01     580,500    52.77     942,160     42.62
------------------------------------------------------------------------------
Shim Sang-gil           0        0           0        0     110,000      5.00
------------------------------------------------------------------------------
Lee Sun-jae         5,000     0.83      20,000     1.82      85,000      3.86
------------------------------------------------------------------------------
Seo Hyo-won             0        0      21,000     1.91      84,000      3.81
------------------------------------------------------------------------------
Hwang Nam-sung      4,000     0.66      17,300     1.57      73,200      3.32
------------------------------------------------------------------------------


Item 8.  Financial Information

The  following Financial Information is contained in the  Audited
Financial  Statements  as  filed  along  with  this  Registration
Statement.

  1. Independent  Auditor's  Report  as  prepared  by   Loral
     International CPA & Advisor, LLC, Albany, New York dated May 27, 2003.
  2. P & P Research Co. Ltd. Consolidated Balance Sheets dated
     December 31, 2002 and 2001
  3. Consolidated Statements of Operations dated December 31, 2002 and 2001
  4. Consolidated Statement of Shareholders' Equity dated December 31, 2002 and 2001
  5. Consolidated Statements of Cash Flows dated December 31, 2002 and 2001

Item 9.  The Offer and Listing

The Company is filing this Registration Statement for the purposes of listing its stock on the OTC Bulletin Boardr (OTCBBr). At the present time there is no arrangement with any market maker. Hence, the Company has no definitive basis to determine the price at which the public will be able to trade its stock. However, the Company expects that historic prices at which stock in the Company was sold to its present shareholders, the exchange rate between the Korean Won and the U.S. Dollar, and the forces of supply and demand will significantly influence the market price of its stock. Such price shall be initially established by an introducing market maker duly licensed by the National Association of Securities Dealers (NASD). This Registration Statement endeavors to register 2,200,000 Shares of Common Stock par value w1000.

                             Markets

The Company anticipates that it shall secure an introducing market maker for the purposes of filing a Form 211 application for listing on OTCBBr. There can be no assurance however, that such duly qualified market maker shall in fact agree to file such application nor is there any certainty that in fact the NASD will approve the Company for listing on the OTCBBr.

Item 10.  Additional Information

                          Share Capital

The shares to be issued by the Company include common shares and preferred shares that are both registered in nominative form. The Company is authorized to issue a maximum of 50,000,000 shares. The par value of a share issued by the Company is worth 1,000 Korean Won. The Company shall issue a maximum of 10,000 shares at the time of establishment. At present there are 2,200,000 shares of common stock issued and outstanding.

The Company may issue non-voting preferred shares. As such, the number thereof shall not exceed one fourth (1/4) of the total number of issued and outstanding shares. The dividend payout for the preferred shares shall not exceed five (5) percent per annum of the par value, with the rate thereof to be determined by the Board of Directors at the time of issuance. In case the dividend rate of common shares exceeds that of preferred shares, the excess will be distributed proportionally among preferred shareholders based on the total number of issued and outstanding shares. In case the Company failed to pay out dividends for preferred shares in a certain fiscal year, the dividend arrears must be paid before any dividend can be paid to common shareholders in the next fiscal year. In case of non-payment of dividends for preferred shares as agreed upon during the shareholders' meeting, the preferred shareholders shall have voting rights in succeeding shareholders' meetings. Such voting rights shall be valid until the payout of preferred dividends is agreed upon during the shareholders' meeting. Preferred shareholders may subscribe to common shares in case of rights issue. Likewise, they may subscribe to the same kind of shares as those issued in case of bonus issue.

The preferred shares shall have a maturity of seven (7) years following their issue date. At the close of the maturity, the preferred shares shall be converted into common shares. In case the Company was not able to pay out the dividends within seven years, the term of the preferred shares shall be extended until the dividend in arrears are paid. The dividend payment for the newly converted common shares shall be made in accordance with
Article 14 of the Articles of Incorporation filed herewith as an exhbit to the Registration Statement.

Share   certificates   shall   be   issued   in   the   following
denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000), and ten thousand (10,000) shares.

Shareholders shall have preemptive rights to subscribe to new shares of the Company, which may be issued in proportion to their respective shareholdings. The Company may allocate new shares to persons other than existing shareholders of the Company under any of the following circumstances:

1.     Issuance   of  new  shares  through  general  subscription
following the resolutions of the Board of Directors pursuant to Clause 3, Article 180 of the Securities Trading Act (Korean Law);

2. Issuance of new shares by exercising stock options pursuant to Clause 4, Article 189 of the Securities Trading Act (Korean
Law);

3. Preferential allocation of new shares to members of the Employee Stock Ownership Association pursuant to Clause 7,
Article 191 of the Securities Trading Act (Korean Law);

4. Issuance of new shares to attract foreign investment as a management prerogative, pursuant to Foreign Investment Promotion
Act (Korean Law);

5. Issuance of new shares to either domestic or foreign financial institutions to raise emergency funds;

6. Issuance of new shares to partners who will provide technical assistance to the Company;

7. Issuance of new shares to officers and employees of the Company, with the number of new shares not exceeding twenty one-hundredths (20/100) of the outstanding shares; and

8. Issuance of new shares to strategic partners or their affiliates to promote a certain business.

In case of abandonment or loss of the preemptive right to subscribe to new shares by any shareholder, the forfeited shares resulting from such abandonment or loss of the preemptive right shall be disposed of according to a resolution of the Board of Directors. Likewise, any fractional shares resulting from the allocation of new shares shall also be disposed of according to a resolution of the Board of Directors.

The Company may issue new shares not exceeding thirty one-hundredths (30/100) of the total number of issued and outstanding shares through a general public offering, according to the resolution of the Board of Directors pursuant to Clause 3,
Article 189 of the Securities Trading Act.

Under  circumstances stated in Items 4 and  5  of  Section  2  of
Article 11 of the Articles, the Company may issue new shares not exceeding thirty one-hundredths, (30/100) of the total number of issued and outstanding shares according to the resolution of the Board of Directors. In case of issuance of new shares under circumstances stated in Sections 1 and 2 of Article 12, the type and total number of shares to be issued and the issue price shall be determined according to a resolution of the Board of Directors. The issue price shall be no less than the price determined in Clause 5, Article 84 of the Enforcement Decree of the Securities Trading Act.

Based on a special resolution of the General Meeting of Shareholders, the Company may grant stock options not exceeding thirty one-hundredths (30/100) of the total number of issued and outstanding shares to its officers and employees pursuant to Clause 4, Article 189 of the Securities Trading Act . Pursuant to
Item 3, Clause 4, Article 189 of the Securities Trading Act, the Company may grant stock options not exceeding twenty one-hundredths (20/100) of the total number of issued and outstanding shares. Officers and employees of the Company who have contributed, or are capable of contributing, to the management or technical innovation of the Company are entitled to receive stock options, except:

1.   The Largest Shareholder (defined in Clause 5, Article 54 and
Item 2, Clause 4, Article 54-5 of the Securities Trading Act) and Specially Related Persons thereof (defined in Clause 2 of Article 10-2 of the Enforcement Decree of the Securities Trading Act) except for persons who are considered Specially Related Persons as officers of the Company;

2.   Major Shareholders (defined in Article 188 of the Securities
Trading Act) and Specially Related Persons thereof, except for persons who are considered Specially Related Persons as officers of the Company; and

3. Major Shareholders by virtue of the exercise of their stock options.

The shares to be issued upon the exercise of stock options shall include registered common shares or preferred shares. The number of shares to be issued is based on the difference between the exercise price and market price. Stock options shall be granted to not more than ninety one-hundredths (90/100) of total officers and employees. Likewise, each officer or employee shall receive not more than two one-hundredths (2/100) of the total number of issued and outstanding shares. The exercise price per share for the stock option shall be higher than the average of closing prices during the last three months, prior to the special resolution  of  the  General Meeting of  Shareholders  stated  in
Section I of Article 13. In case the calculated price is lower than the par value, the par value shall be considered as the exercise price. Stock options may be exercised within seven (7) years, starting from three (3) years after a corresponding resolution was adopted during the General Meeting of Shareholders. Pursuant to a resolution of the Board of Directors, the Company may cancel the stock options granted to an officer or an employee under the following circumstances:

1. The officer or employee concerned voluntarily resigned upon receiving the stock option;

2.    The  Company sustains material damage or losses due to  the
willful   conduct  or  negligence  of  the  officer  or  employee
concerned;

3. Other circumstances that may lead to the cancellation of the stock option pursuant to the stock option agreement.

New shares issued through a rights offering, bonus issue, and/or stock dividend shall be retroactive from the end of the fiscal year immediately before the fiscal year, during the issuance of new shares to distribute dividends for such new shares.

Pursuant to the resolution of the Board of Directors, the, Company may retire a maximum of fifty (50) percent of total outstanding shares and its earned profits to be paid as dividends to shareholders. In accordance with the retirement as stated in
Section I of Article 15, the Company shall repurchase shares as treasury stocks before retiring such shares.

The Company shall appoint an agent for alteration of entry. The appointment of the agent, location of office, and range of job will shall be determined according to the resolution of the Board of Directors and announced accordingly. The Register of Shareholders or its copy shall be kept at the office of the agent. The agent shall be responsible for the alteration of entries on the register of shareholders due to the transfer of shares, creation of pledges over shares, indication of trust assets, and the issuance of share certificates. The agent shall also respond to the various requests of shareholders. The agent's duties as stated in Section 3 of Article 16 shall he fulfilled in accordance with the regulations on the transfer of shares by the agent.

Shareholders and registered pledgees shall file their names, addresses, and seals (or signatures) to the agent as stated in
Article 15. Shareholders and registered pledgees residing in a foreign country shall report to the Company their agents and the address in Korea where notices shall be sent. Any changes in matters stated in Sections I and 2 of Article 17 shall be reported to the agent stated in Article 15.

In order to determine the persons who are entitled to exercise various shareholders' rights, the Company shall suspend the entries of alteration on the Register of Shareholders from January I to March 31 annually. Shareholders registered in the shareholders' register as of December 31 per fiscal year shall be entitled to exercise their rights as shareholders during the Regular General Meeting of Shareholders convened for such fiscal year. Aside from the method stated in Section I of Article 18, the Company may convene a Special General Meeting of Share holders as necessary to suspend any entry into the shareholders' register with respect to the shareholders' rights for a period not exceeding three (3) months following a resolution of the Board of Directors. Likewise, the Special General Meeting of Shareholders may be convened to allow the shareholders whose names appear in the shareholders' register on a record date set through a resolution of the Board of Directors to exercise their rights as shareholders. The Company may suspend any entry into the shareholders' register and set the record date at the same time as deemed necessary by the Board of Directors. The Company shall provide at least two (2) weeks prior notice to the public.

                              BONDS

Following  the  resolution of the Board, the  Company  may  issue convertible  bonds with total face value not exceeding  five  (5)
billion won to persons other than existing shareholders of the Company under the following circumstances:

1. Issuance of convertible bonds through a general public offering;

2. Issuance of convertible bonds to a partner company in order to secure technical assistance;

3. Issuance of convertible bonds to financial institutions in Korea or abroad to raise emergency funds;

4. Issuance of convertible bonds to attract foreign investments pursuant to the Foreign Investment Promotion Act; and

5. Issuance of convertible bonds to overseas markets pursuant to Article 192 of the Securities Trading Act.

The  Board  or Directors may have me convertible bonds stated  in
Section I of Article 19 issued, provided that conversion rights will be attached to only a portion of the convertible bonds. The shares to be issued upon conversion shall include common shares and preferred shares. The Board of Directors shall set the conversion price as equal to or higher than the face value of the shares at the time of issuance of the convertible bonds. The conversion period shall start three (3) months from the issue date of the convertible bonds and end on the date immediately preceding the redemption date thereof. However, the conversion period may be adjusted within the abovementioned period following a resolution of the Board of Directors. In case of any distribution of dividends on the shares issued upon conversion and any payment of accrued interest on the convertible bonds,
Article 15 hereof shall apply mutatis mutandis.

Following the resolution of the Board, the Company may issue bonds with warrants having a total face value not exceeding five
(5) billion Won to persons other than existing shareholders of the Company under the following circumstances:

1. Issuance of bonds with warrants through a general public offering;

2. Issuance of bonds with warrants to a partner company in order to secure technical assistance;

3. Issuance of bonds with warrants to financial institutions in Korea or abroad to raise emergency funds;

4.     Issuance  of  bonds  with  warrants  to  attract   foreign
investments  pursuant  to the Foreign Investment  Promotion  Lion
Act; and

5. Issuance of bonds with warrants to overseas markets pursuant to Article 192 of the Securities Trading Act

The Board of Directors shall determine the amount of new shares that can be acquired by holders of the bonds with warrants, with the maximum amount of such new shares not exceeding the face value of the bonds with warrants. The shares to be issued upon exercise of warrants shall include common shares and preferred shares. The Board of Directors shall set the issue price as equal to or higher than the face value of the shares at the time of issuance of the bonds with warrants. The warrant exercise period shall start three (3) months from the issue date of the relevant bonds and end on the date immediately preceding the redemption date thereof. However, the warrant period may be adjusted within the abovementioned period following a resolution of the Board of Directors. In case of any distribution of dividends on the shares issued upon the exercise of warrants, Article 14 hereof shall apply mutatis mutandis.

                            Taxation

The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this registration statement on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Shareholders of shares of common stock are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect, if any, of any national, state or local tax laws.

                         Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:
  (i)  a resident of Korea;
 (ii)  a corporation organized under Korean law; or
(iii) engaged in a trade or business in Korea through a permanent establishment or a fixed base.

                    Taxation of Capital Gains

Under specific exemptions granted under Korean tax law, you will not be subject to any Korean income or withholding taxes in connection with the capital gains from sale, exchange or other disposition of a note, provided that the disposition involves a transfer out of Korea or a transfer of the note to a non-resident of Korea without having a permanent establishment in Korea. If you sell or otherwise dispose of a note through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of the net gain or 11% of the gross sale proceeds), unless an exemption is available under an applicable income tax treaty. For example, if you are a qualified resident of the United States for the purposes of the Treaty, you are generally entitled to an exemption from Korean taxation in respect of any capital gain realized on a disposition of a note under the US-Korea Tax Treaty.

                  Inheritance Tax and Gift Tax

If you die while you are the holder of a note, the subsequent transfer of the notes by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer a note as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so.

             Dividends on the Shares of Common Stock

We may deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the Treaty and you are the "beneficial owner" of a dividend, generally a reduced withholding tax rate of 16.5% or 11.0%, depending on your shareholding ratio, will apply.

In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the transfer agent. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

                    Taxation of Capital Gains

You may be exempt from Korean taxation on capital gain if you have owned, together with certain related parties less than 25% of our total issued and outstanding shares of common stock at any time during the year of sale and the five calendar years before the year of sale and the sale is made through the Korea Stock Exchange. Pursuant to a tax ruling issued by the Korean tax authority, capital gains from the transfer of shares to other non-
residents    (other   than   to   such   transferees'   permanent
establishment in Korea) earned by a non-resident without any Korean permanent establishment are not subject to Korean income taxation. In addition, capital gains from the transfer of shares outside Korea earned by a non-resident (with or without a permanent establishment in Korea) are currently exempt from Korean income taxation due to the Special Tax Treatment Control Law of Korea (the "STTCL"), provided that the issuance of shares is deemed to be an overseas issuance under the STTCL.

In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 27.5% of the net capital gains or 11% of the gross realization proceeds.

If you sell your shares of common stock the purchaser or, in the case of the sale of shares of common stock in Korea or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost for the shares of common stock. To obtain the benefit of reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. Effective July 1, 2002, under Korean tax law, a non-resident seller must submit an application for exemption together with a certificate of residence issued by a competent tax authority of the seller's country of residence prior to making the tax payment in order to qualify for the exemption under the tax treaty. However, this requirement will not be applicable in respect of the exemption under Korean tax law. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

                  Inheritance Tax and Gift Tax

If you die while holding shares of the Company, you may be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the shares of common stock is greater than a specified amount.

                   Securities Transaction Tax

If you transfer shares of common stock, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

                     United States Taxation

This summary describes the material U.S. federal income tax consequences for a U.S. holder (as defined below) of owning shares of common stock. This summary applies to you only if you
shares of common stock as capital assets for tax purposes.   This
summary does not apply to you if you are a member of a class of holders subject to special rules, such as:
   (i)  a dealer in securities or currencies;
  (ii) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
 (iii)  a bank;
  (iv)  a life insurance company;
   (v)  a tax-exempt organization;

  (vi) a person that holds notes, shares of common stock that are a hedge or that are hedged against interest rate or currency risks;
 (vii) a person that holds notes, shares of common stock as part of astraddle or conversion transaction for tax purposes;
(viii) a person whose functional currency for tax purposes is not the U.S. dollar; or
  (ix) a person that owns or is deemed to own 10% or more of any class of our stock.

This   summary   is  based  on  laws,  treaties  and   regulatory
interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of common stock in your particular circumstances.

For purposes of this summary, you are a "U.S. holder" if you are a beneficial owner of a share of common stock that is:
  (i)  a citizen or resident of the United States;
 (ii)  a U.S. domestic corporation; or
(iii) subject to U.S. federal income tax on a net income basis with respect to income from the share of common stock.

                            Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Distributions of additional shares in respect of shares of common stock that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

                  Sales and Other Dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of common stock will be capital gain or loss, and will be long-term capital gain or loss if the shares of common stock were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%.

                Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on shares of common stock so long as you have owned the shares of common stock (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming a credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on "general limitation" income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special tax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder's particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

     U.S. Information Reporting and Backup Withholding Rules

Payments in respect of the shares of common stock that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.- related financial intermediary.

                      Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities and credit.

                       Exchange Rate Risk

Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of or work conducted in the United States is denominated in Dollars. Japan and Europe may eventually be an important market for us, and we may eventually derive cash flow denominated in Yen or Euros. . We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments primarily involving the Korean Won and the U.S. Dollar.. Anticipated foreign exchange payments, which are mostly denominated in Dollars, relate primarily to serves rendered by our Company in the U.S. and paid for in U.S. Dollars. . Foreign currency denominated liabilities relate primarily to foreign currency denominated debt. As this issue become more significant, we may use cross-currency interest rate swaps to reduce our exchange rate exposure with respect to foreign currency denominated debt. Under cross-currency interest rate swaps, we would agree with the other parties to exchange, at the maturity date, a fixed amount denominated in one currency with a fixed amount denominated in another currency. Until the maturity date, we might also agree to exchange interest payments, at specified intervals, calculated based on different interest rates for each currency. We might also use, to a limited extent, currency forward contracts to purchase Dollars to reduce our exchange rate exposure. Under currency forward contracts, we would agree with the other parties to exchange, at the maturity date, a fixed amount denominated in Dollars with an amount denominated in Won at fixed exchange rate.

The following table sets out information concerning the noon buying rate for the periods and dates indicated.

--------------------------------------------------------------------------
     Period                At End      Average         High       Low
                             of         Rate(1)
                           Period    (per US$1.00)
--------------------------------------------------------------------------
      1998                 1,206.0     1,367.3       1,812.0    1,196.0
      1999                 1,136.0     1,188.2       1,243.0    1,125.0
      2000                 1,267.0     1,140.0       1,267.0    1,105.5
      2001                 1,313.5     1,293.4       1,369.0    1,234.0
      2002                 1,186.3     1,242.0       1,332.0    1,160.6
    November               1,198.7     1,210.2       1,230.0    1,197.2
    December               1,186.3     1,206.6       1,221.0    1,186.3
2003 (through April 30)    1,215.5     1,206.6       1,262.0    1,164.6
    January                1,165.0     1,176.5       1,197.3    1,164.6
    February               1,193.7     1,190.4       1,206.0    1,173.0
     March                 1,252.0     1,237.0       1,260.0    1,184.6
     April                 1,215.5     1,231.1       1,262.0    1,204.0
--------------------------------------------------------------------------

(1) The average of the noon buying rates on the last day of each month (or a portion thereof) during the period.

We have translated the Won amounts into Dollars in this prospectus solely for your convenience. We make no representation that the Won or Dollar amounts contained in this prospectus could have been or could be converted into Dollar or Won, as the case may be, at any particular rate or at all.

                       Interest Rate Risk

We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of any foreign debt we might have, which is primarily of a fixed interest nature. We might use, to a limited extent, cross-currency interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt.

                             PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security
      Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Not applicable.

Item 16.  [Reserved]

                            PART III

Item 17.  Financial Statements




               Report on the Financial Statements
                               Of
                     P & P Research Co. Ltd.
                         and Subsidiary



                       LORAL INTERNATIONAL

                      CPA & Advisor, L.L.C.
           Member of the American SEC Practice Section


   Main Address: 234 Hudson Ave., #2882 Albany, New York 12210
          Telephone: (518) 472-1789 Fax: (518) 472-1544
   Asia Address: Suite 908, Wing On Center, Central, Hong Kong
         Telephone: (852) 2882-5699 Fax: (852) 2504-5336

                     P & P Research Co. Ltd.
                         and Subsidiary



            Audited Consolidated Financial Statements

         For the Years Ended December 31, 2002 and 2001


Contents                                               Pages
---------------------------------------------------------------
Auditor's Report                                         1-2

Balance Sheet                                              3

Statement of Operations                                    4

Changes in Stockholders' Equity                            5

Statement of Cash Flows                                    6

Notes to Financial Statements                           7-25

            LORAL INTERNATIONAL CPA & ADVISOR, L.L.C.

           MEMBER OF THE AMERICAN SEC PRACTICE SECTION
_____________________________________________________________________
   Main Address: 234 Hudson Ave., #2882 Albany, New York 12210
          Telephone: (518) 472-1789 Fax: (518) 472-1544
  Asia Address: Suite# 908, Wing On Center, Central, Hong Kong
         Telephone: (852) 2882-5699 Fax: (852) 2504-5336
_____________________________________________________________________

                  Independent Auditor's Report


To:  The Board of Directors of
     P & P Research Co. Ltd.

We have audited the accompanying consolidated balance sheets of P & P
Research Co. Ltd. and its US subsidiary (collective refer to as "the Company", or "P & P") as of December 31, 2002 and 2001 and the related consolidated statements of loss and retained earnings, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note # 2-o, that despite the Company received financial award from the Korea Technology Credit Guarantee Fund (KOTEC), the Company has suffered recurring losses from the operations for










                             -37- F1




the past few years that raise substantial doubt about its ability to continue as a going concern. Management has been able to secure additional capital from the individual investors in South Korea (See Note # 1 Overview, and
Note # 13, Increase of Capital) and plans to have the Company publicly listed in the United States capital market to secure additional capital. The financial statements do not include any adjustment that might result from the outcome of the operating losses uncertainty.

As discussed in Note # 26 to the financial statements, despite the Korean economy has been recovering after the 1997 Asia financial crisis, the operations of the Company may be affected and may continue to be affected in the future by the possible adverse economical condition in the Republic of Korea and in the Asia Pacific Region in general, the ultimate effect of these uncertainties to the financial positions of the Company as of the balance sheet date cannot be determined and accordingly, no adjustments have been made in the accompanying financial statement to reflect such uncertainties.

In our opinion, the consolidated financial statements except refer to on the above, present fairly in all material respects, the financial position of P & P as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ Loral International CPA & Advisor, LLC
-------------------------------------------
Loral International CPA & Advisor, LLC
Albany, New York
May 27, 2003














                             -38- F2





                     P & P RESEARCH CO. LTD.
                   CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 2002 AND 2001

                                                         2002           2001
ASSET                                               --------------------------
CURRENT ASSETS
  Cash and cash equivalents                            $ 6,321      $ 223,989
  Accounts receivable, net of allowance                 65,832        161,998
  Prepaid expenses and other assets                    455,920        506,550
                                                    --------------------------
TOTAL CURRENT ASSETS                                   528,073        892,537

PROPERTY & EQUIPMENT - NET                             126,356         71,020

OTHER ASSETS
  Intangibles, net                                     660,659        346,800
  Start-up Cost                                              -            850
  Deferred Tax Assets                                       42              -
                                                    --------------------------
TOTAL OTHER ASSETS                                     660,701        347,650
                                                    --------------------------
TOTAL ASSETS                                       $ 1,315,130    $ 1,311,207
LIABILITIES AND SHAREHOLDERS' EQUITY                ==========================
CURRENT LIABILITIES
  Cash overdraft                                      $ 12,716       $ 12,534
  Accounts payable                                      45,329         37,207
  Accrued expenses and other current liabilities        80,364         32,185
                                                    --------------------------
TOTAL CURRENT LIABILITIES                              138,409         81,926

LONG-TERM LIABILITIES
Long Term Loan                                         379,478        379,478
  Other Long Term Liabilities                           20,132          3,445
  Deferred Tax Liability                                     -              8
                                                    --------------------------
TOTAL LONG-TERM LIABILITIES                            399,610        382,931
                                                    --------------------------
TOTAL LIABILITIES                                    $ 538,019      $ 464,857
                                                    --------------------------
SHAREHOLDERS' EQUITY
  Common Stock, $0.84 par value, 50,000,000          1,762,260        834,851
   shares authorised, 2,200,000 and 1,100,000
   shares issued and outstanding, respectively
  Additional Paid In Capital                           107,901        107,901
  Stock Subscription Received                                -        217,441
  Other Comprehensive Gain                             110,178          2,809
  Accumulated Deficit                              (1,203,228)      (316,652)
                                                    --------------------------
TOTAL SHAREHOLDERS' EQUITY                             777,111        846,350
                                                    ==========================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           1,315,130      1,311,207
                                                    ==========================


The accompanying notes form an integral part of the consolidated financial statements




                             -39- F3






                     P & P RESEARCH CO. LTD.
              CONSOLIDATED STATEMENTS OF OPERATIONS
                   DECEMBER 31, 2002 AND 2001

                                                       2002          2001
                                                  ---------------------------

NET SALES                                           $ 879,809     $ 561,259

OPERATING EXPENSES
  Selling, general and administrative               1,275,019       429,083
  Marketing expenses                                  361,533       201,402
  Depreciation and amortization                        96,275        57,214
                                                  ---------------------------
TOTAL OPERATING EXPENSES                            1,732,827       687,699
                                                  ---------------------------
LOSS FROM OPERATIONS                                (853,018)     (126,440)
                                                  ---------------------------
OTHER INCOME (EXPENSES)
  Interest income                                      22,371        25,049
  Other income                                          5,891             -
  Interest expenses                                  (36,223)       (1,645)
  Other expenses                                     (25,647)       (7,537)
                                                  ---------------------------
TOTAL OTHER INCOME (EXPENSES)                        (33,608)        15,867
                                                  ---------------------------
PROVISION FOR INCOME TAX                                    -             -
  Deferred tax expenses                                  (50)             8
                                                  ---------------------------
NET LOSS                                          $ (886,576)   $ (110,581)

OTHER COMPREHENSIVE LOSS
  Foreign Currency Translation Gain                   107,369         2,809
                                                  ---------------------------
COMPREHENSIVE LOSS                                  (779,207)     (107,772)
                                                  ===========================
BASIC LOSS PER COMMON SHARE
  - Basic                                              (0.53)        (0.12)
                                                  ===========================
WEIGHTED AVERAGE OF COMMON SHARES OUTSTANDING
  - Basic                                           1,473,698       863,014
                                                  ===========================




The accompanying notes form an integral part of the consolidated financial statements







                             -40- F4






                             P & P RESEARCH CO. LTD.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                           DECEMBER 31, 2002 AND 2001

                                                                  Additional                 Other
                                 Common Stock         Stock        Paid-in     Retained  Comprehensive
                              Shares      Amount   Subscriptions   Capital     Earnings      Loss          Total
                           ----------------------------------------------------------------------------------------

Balance
January 1, 2001              600,000     455,373     217,441       114,982     (206,071)           -      581,725

Shares issued to
Investors                    500,000     379,478           -       (7,081)             -           -      372,397

Foreign Currency
Translation Adjustmen              -           -           -             -             -       2,809        2,809

Net Loss                           -           -           -             -     (110,581)           -    (110,581)
                           ----------------------------------------------------------------------------------------
January 31, 2001           1,100,000     834,851     217,441       107,901     (316,652)       2,809      846,350

Shares issued to
Investors                  1,100,000     927,409   (217,441)             -             -           -      709,968

Foreign Currency
Translation Adjustmen              -           -           -             -             -     107,369      107,369

Net Loss                           -           -           -             -     (886,576)           -    (886,576)
                           ----------------------------------------------------------------------------------------
January 31, 2001           2,200,000   1,762,260           -       107,901   (1,203,228)     110,178      777,111
                           ========================================================================================







   The accompanying notes form an integral part of the consolidated financial statements











                                     -41- F5







                     P & P RESEARCH CO. LTD.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                   DECEMBER 31, 2002 AND 2001
                                                           2002         2001
                                                      ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                              $ (886,576)  $ (110,581)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
  Recovery from bad debt                                  (1,818)            -
  Depreciation                                             43,634       22,879
  Amortization                                                850          850
  Allowance for doubtful accounts                             665      (1,636)
  Impairments - intangible assets                          52,640       34,334
Changes in operating assets and liabilities:
  Accounts receivable                                      96,166    (161,998)
  Prepaid expenses and other                               51,438    (504,264)
  Cash overdraft                                              182       12,534
  Accounts payable and accrued expenses                    56,301       53,468
                                                      ------------------------
NET CASH USED IN OPERATING ACTIVITIES                   (586,518)    (654,414)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                       (98,668)     (61,586)
Investments                                                     -       21,570
Purchase of intangible assets                           (366,498)    (248,671)
                                                      ------------------------
NET CASH USED IN INVESTING ACTIVITIES                   (465,166)    (288,687)
                                                      ------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                    709,968      589,838
Proceeds (Payments) on long-term debt                      16,679      382,590
                                                      ------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                 726,647      972,428
                                                      ------------------------
FOREIGN CURRENCY TRANSLATION                              107,369        2,809
                                                      ------------------------
NET (DECREASE)/INCREASE IN CASH                         (217,668)       32,136

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR             223,989      191,853
                                                      ------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                   $ 6,321      223,989
                                                      ========================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for the interest               $ 36,223        1,645
                                                      ========================



The accompanying notes form an integral part of the consolidated financial statements.







                             -42- F6






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

Note 1. Overview

P & P Research Co Ltd. ("The Company" or "P & P") is a market research firm specialized in wireless mobile phone surveys. The Company is incorporated in Republic of Korea ("South Korea"), under the South Korea Commercial Law in September 1998. The Company's main operation is located on the 7th floor of Korean Life Insurance Building, in the financial district of Seoul, South Korea. (See the Company's Website www.pandp.com).

P&P was founded by Mr. Bruce Lee Eun-Woo, Chairman & CEO of the Company. In 1999, the Company believes that the wireless applications in the 3G (third generation) mobile phones communications may have the capability to cover all geographic areas around the world and can lift the traditional market research method using the mobile telephone interviews. The Company is regarded as an Innovative Business Company (See Note # 4, On-line Mobile Phone Survey) in South Korea. With its vision of innovative wireless research, the Company is rated as the top 2% of the new research company in South Korea in 2001.
It has received a status of "Superior Technology Company" and was awarded a 3-year credit guarantee in the amount of approximately US$420,000 to encourage its business approach in December of 2001. (See Note # 7, Credit Award)

The Company established a US wholly owned subsidiary, P & P
Research, Inc. in September of 2002. The US subsidiary is a California incorporated company, with operation located at Suite 1060 N, 1620 26th Street, Santa Monica, CA 90404. The US subsidiary is to expand the Company's research scope to synergy the mobile survey technology developed in South Korea and US business. The Company joined the American Marketing Association (AMA) and becomes a member of AMA in 2002.

The Company has a strategic partnership of Seoul Economic Daily, that the Korean newspaper company owns a 2.7% of the Company's common shares as of December 31 of 2002, (see Notes 12, Directors, Officers and Shareholders). In addition, the Company has established strategic alliances with Samsung Credit Card Company, SK Telecom and Gold Star Co. Ltd. of South Korea as of December 31, 2002.

In 2002, the Company is registered with the Financial Supervisory
Services ("FSS"), a Korean governmental agency, so that the Company's common shares can be subscribed









                             -43- F7





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

by the individual investors on an individual basis in South Korea. Under the FSS rules, the shares cannot be subscribed by the Korean securities firms or by the financial institutions. During the year of 2002, the Company issued 1,100,000 shares. (See Note # 13, Increase of Capital and Note 15, Public Reporting Responsibility.) There were no trades of the Company's common stock in the secondary market in the year of 2002. In addition, it is believed there is no market making activities for the Company shares in South Korea. Consequently, there are no bid or ask prices available for the Company common share in the public market of South Korea as of December 31, 2002.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied, in the preparation of the accompanying consolidated financial statements are as follows:

a) Calendar year ending December 31

   The Company adopts an accounting calendar year, which ends on December 31 of the same year. The calendar year end on December 31 has been applied consistently over the years.

b) Basis of Consolidation

   The accompanying consolidated financial statements of the Company for the current year of 2002 ending on December 31 mainly include the accounts of P & P Research Co. Ltd Korean operations and its 100% owned American subsidiary, P & P Research Inc. The US subsidiary was incorporated in the State of California on September 18, 2002, and the entity is operated less than 4 months in 2002.

   The accompanying 2001 consolidated financial statements of the Company included only the accounts of P & P Research Co. Ltd's Korean operations.

c) Use of Estimates

   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make











                             -44- F8





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

   estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

   The Company considers all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less to be cash equivalents.

e) Accounts Receivable

   The Company may, from time to time, extend unsecured credit to customers. Credit is extended based on an evaluation of the customer's financial conditions. The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of the reporting period. The total accounts receivable of the Company amounted to $65,832 as of December 31, 2002, while the accounts receivable of the Company amounted to $161,998 as of December 31, 2001. Quality of the accounts receivable are reviewed and provision of bad debt allowances, if any, are reserved.

f) Property and Equipment

   The Company's property and equipment are stated conservatively at the lower of historical cost or estimated fair market value on the date of acquisition. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis for five years, in accordance with the business practice. The Company's policy is to evaluate the remaining lives and recoverability in light of current market conditions. Leasehold improvements are amortized over the term of the lease. Due to the scope of limitation, the physical inventory count of Property and Equipment as of December 31, 2002, and 2001 were not performed. However, alternative methods are adopted to satisfy the reasonableness of the amount, taking the entire asset as a whole.







                             -45- F9





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

g) Intangibles

   Per Statement of Financial Accounting Standard (SFAS) # 142, goodwill and other intangible assets with indefinite useful life will not be amortized, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. The Company has an intangible asset, relates to the wireless mobile phone survey technology, which was developed by its own staff over the years. (See Note # 8, Intangibles)

h) Impairment of Long-Lived Assets

   Per SFAS # 144, long-lived assets will be analyzed annually for indications of impairment. Impairment of long-lived assets is assessed by the Company whenever there is an indication that the carrying amount of the asset may not be recovered. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the assets' net carrying value. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

   The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such flow of the long-lived asset is sufficient to recover the carrying value of such an asset, the intangible asset does not need to adjust on its recording values. Accordingly, based on the evaluation, management has satisfied the reasonableness of the carrying value of intangible recorded for the years ended on December 31 of 2002 and 2001.

i) Revenue Recognition

   Revenue from service is recognized when the services are provided. The Company recognizes sales from research and consulting services as services are provided. Payments received before service is completed in accordance with the contracts, are recorded as deferred revenue.








                            -46- F10





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

j) Income Taxes

   The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards (SFAS) # 109, "Accounting for Income Taxes", which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

   Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

k) Stock-Based Compensation

   The Company has adopted a method of accounting for stock-based compensation plans as required by SFAS # 123 "Accounting for Stock-Based Compensation". SFAS # 123 allows for two methods of valuing stock-based compensation. The first method allows for the continuing application of Accounting Principle Board Opinion No.25 (APB No.25) in measuring stock-based compensation, while complying with the disclosure requirements of SFAS # 123. The second method uses an option-pricing model to value stock compensation and record as such within the consolidated financial statements. Under both methods, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Such cost is charged to operations.
   The Company will continue to apply APB No.25, while complying with SFAS # 123 disclosure requirements. The Company has no stock option plan in place as of December 31, 2002 and 2001.

l) Foreign Currencies Translation

   Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates in effect at the balance sheet date. Revenues and expenses are





                            -47- F11






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

   translated at average exchange rates for the year. Related translation adjustments are reported as a separate component of shareholders' equity, whereas, gains and losses resulting from foreign currency transactions are included in the result of operations. The foreign currency gain were $107,369 and $2,809 for 2002 and 2001 respectively.

m) Fair Value of Financial Instruments

   SFAS # 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of` this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

   The Company's financial instruments consists primarily of cash, accounts receivable, notes and other receivables, investments, advances, accounts payable and accrued expenses, capital lease obligation, notes payable and loans payable, other current liabilities and common shares. They are stated at their fair value, as they either have relatively short maturity or the instruments can be exchanged at its stated value.

n) Loss Per Common Share

   Per SFAS # 128, "Earnings Per Share", the company is required to provide the calculation of Basic and Diluted earnings per shares. Basic earnings per share includes no dilution and is computed by dividing income
   (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the entity. Since the Company incurred losses in 2002 and 2001, basic and diluted per share amounts are treated as the same. If the outstanding stock options and warrants are included, the effect would be anti-dilutive.

o) Going Concern








                            -48- F12





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

   Despite the Company has received a financial award of a credit guarantee of US$ 420,000 (or 500 million Korean Won) from KOTEC for a period of 3 years, starting 2001 (See Note 7, Credit Award). As shown in the accompanying consolidated financial statements, the Company incurred a net loss from its operations of $886,576 and $110,581 for the years ended on December 31 of 2002 and 2001, negative cash flows from the operations of $586,518 and $654,414 as of December 31, 2002, and 2001. These matters raise substantial doubt about the Company's ability to continue as a going concern.

   The Company has taken certain restructuring steps, which in the management's opinion will provide the necessary capital to continue its operations. These steps included: 1) expand business to the US to gain additional sources of revenue, 2) continue develop its mobile phone survey market, and 3) sell its common share to investors to raise additional capital and 4) to be listed in the American stock market to gain more liquidity. Management of the Company plans to actively seek additional business once P & P Research is able to combine its resource of South Korea with that of the US.

   The ability of the Company to continue as a going concern is dependent on its success in fulfilling its plan and its ability to attain profitable operations. Should the Company be unable to continue, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

Note 3. Establishment Of A US subsidiary

On September 18, 2002 the Company opened its US operations at Santa Monica of California. The US operation is incorporated in the State of California as a legal entity (See Note 1, Overview). Presently the US operation has an office space of approx, 2,000 square feet and employed about 4 staffs or consultants. All of the contractual agreements, bank accounts, and obligations are entered under the name of the US subsidiary. The US operation, as of December 31, 2002 works as a subcontractor of the Company. It receives consulting contracts from the US clients and forwards them to the Korean holding company to carry out. The US subsidiary started to generate some cash inflow but incurred operating loss as of December 31, 2002. As the US subsidiary has not operated in profit, necessary funding is remitted from the Korean holding company









                            -49- F13






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

to ensure US subsidiary's smooth operation.

Note 4. On-line Mobile Phone Survey

Generally, the South Korean business focuses on the development of high-tech manufacturing industry. Manufacturing and usage of advanced mobile phones becomes popular trend in South Korea. It is believed that the mobile phone coverage reached approximately 90% in South Korea population as of December 31, 2002.

The Company is not an internet service provider (ISP). The Company conducts its consumer market poll in South Korea using on-line WAP (Wireless Application Protocol) digital text display of mobile phones (as wireless internet terminals) in 2001. In the on-line mobile phone survey, the survey content includes pictures, and moving graphics with background music/sound, which attract good responses from the targeted sample audience.
The topic of the mobile phone survey includes popular subjects such as the Korea-US soccer match, consumers' rating on the various
Korean credit cards. (See Note 1, Overview).

The Company's on-line market poll, conducted using the Short Message Services (SMS) technology on the third generation (3G) digital mobile phone was partnered with SK Telecom, a major wireless communication provider of South Korea. This innovative on-line survey received reliable and instant responses in digital format, which can be sorted easily for different reporting formats.

As a result, the Chamber of Commerce & Industry of South Korean ("Chamber of Commerce") contracted the Company to conduct the Korean business index survey. (See Note 10, Sales Segments). Over the years, the Company has developed strategic relationship with SK Telecom, a telecommunication giant in Korea, and iMBC (internet MBC), a large broadcasting company in South Korea. The Company's survey population covers 27 millions mobile users, representing a half of entire South Korean population of 54 millions.

The Company plans and conducts special survey, based on client requests. Its market poll results are often published by the Korean Times, Seoul Economic Daily, Korean Associate Press and Reuters (operated under the name of Yonhap News Agency in South Korea) and Yahoo websites. On November 26, 2001, the Company received an








                            -50- F14






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

Innovative Business Company ("Inno-Biz") designation from the SMBA (the Small and Medium Business Association), which is equivalent to the SBA of the US.

Note 5. OMO (Mobile, On-line and Offline) Research Methodologies

Over the years, the Company developed the OMO software wireless survey technology utilizing SMS technology. Applying the OMO research methodologies, the Company is able to conduct various wireless market surveys effectively with effective results. Such surveys include consumer satisfaction Index, new product demand forecasts and public opinion (e-voting) polls in South Korea. The OMO research methodologies include an analytical program to diagnosis the market feedback data and identify the current market needs, its patterns and characters. The on-line research was regarded as an innovative approach, which was financial awarded with a credit guarantee of US$ 1,680,000 (or 2,000,000,000 Korean Won) on December 17, 2001. (See Note 7, Credit Award).

Note 6. Databank of 100,000 Korean Companies

The Company develops an on-line business rating/assessment program of Korean companies and charges for a small fees of approx. $70. Over the past three years, the Company has accumulated a large databank on 100,000 South Korean companies operational and financial information. The databank is considered informative to reflect the economic condition of the Korean business communities. As a result, the Chamber of Commerce and SMBA often follow up the Company's survey results and uses rating/assessment as the Korean business indicators. The continuing accumulation of 100,000 Korean companies data becomes a unique resource of the Company. It provides a competitive marketing edge and research tool, which ensure the Company's continuing income.

Note 7. Credit Award

Mobile phones are widely used in South Korea than that of the United States. The Company foresees the unique opportunity of using the OMO methodologies (see Note 5, OMO Research Methodologies) on mobile phones to conduct market surveys. In June 2001 the (Korean) Technology Credit Guarantee Fund, (KOTEC), a governmental agency identified the Company as a competitive technology entity with a growth





                            -51- F15






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

prospect, thus granted the Company a "Certificate of Venture Business".

The Company continues to develop wireless OMO research technology. The OMO system improves reliability of sample survey, and receives promptly and reliable survey results with less cost, in comparison with the traditional off-line survey method.

The KOTEC reviewed the Company's technology, based on the criteria of competitive survey method, possibility of market growth and creative capability on new market demand. It concludes that the Company has developed a valuable research technology asset. The asset includes "Online mobile survey technology" (15%),"OMO methodologies" (50%) and "data based information of 100,000 Korea companies" (35%). The KOTEC believes this innovative technologies combined with the valuable database of 100,000 Korean companies, can improve market research to a new level. Consequently KOTEC awarded the Company with a prestigious status as a "Superior Technology Corporations" and rated the Company as one of the top 2% of new research companies in South Korea in 2001.

In the valuation process, the Technology Appraisal Centers of KOTEC values the Company's technology as approx. US$1,680,000 (or 2,000,000,000
Korean Won). On December 17, 2001, KOTEC awarded a financial credit of approx. US$ 420,000 (or 500 million Korean Won) to the Company, for a period of 3-years to endorse the Company's research. This credit is determined applied to a 25% guaranteed credit ratio to the fair market appraisal value of 2,000,000,000 Korean Won.

The Company using this credit, received a 3-years-6% operating revolving loan up to the limit of US$ 420,000 (or 500 million Korean Won) from Cho-Hung Bank of South Korea (see Note # 9, Long Term Liabilities).

Note 8. Intangibles

As the values of Company's technology was appraised as approx. US$1,680,000 (or 2,000,000,000 Korean Won) (See Note 7, Credit Award), the Company recorded the technology as an intangible valued at $660,659 on its balance sheet as of December 31, 2002. The amount represents the actual costs invested in the technology, under the lower of historical costs or fair market value method. Per Statement of Financial Accounting Standard (SFAS) # 142, goodwill and other intangible assets with indefinite










                            -52- F16






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

useful life will not be amortized, but rather will be tested at least annually for impairment.

The company applied patent right applications with the Korean
Intellectual Property Organization (KIPO) and World Intellectual Property Organization (WIPO) for the technologies developed (See Notes 4, 5 and 6). As of December 31, 2003 all patent applications are still pending.

Note 9. Long Term Liabilities

On December 17, 2001, KOTEC awarded a financial credit of approx.
US$ 420,000 (or 500 million Korean Won) to the Company, for a period of 3-years to endorse the Company's research. (See Note 8, Intangible).

Note 10. Sales Segments

The Company is a market research firm. In 2001, the sales activities were focused to two (2) areas in South Korea: 1) to conduct South Korean consumer product survey, using on-line mobile phone as a tool (See Note 4, Online Mobile Phone Survey), and 2) to conduct credit assessment on the South Korean companies, in partnership with Seoul Economic Daily, a Korean newspapers and the Small and Medium Business Administration, ("SMBA") a South Korean governmental agency similar to that of the Small Business Administration
(SBA) of the US. (See Note # 1, Overview)

Starting in September of 2002, the Company expanded its operations to the US. (See Note 1, Overview). Some income was generated from its clients in the US, such as subcontractors of IBM and HP, who are interested in the South Korean and Japanese consumer markets. (See Note 28, Subsequent Events).

As of December 31, 2002, the Company sales activities covers three main business segments: 1) to conduct Asia market research for the US clients,
2) to conduct South Korean consumer product survey, using on-line mobile phone technology, and 3) to conduct credit assessment on the South Korean companies, in collaboration with the SMBA.

According to SFAS # 131, the Company has two geographic sales segments, which







                            -53- F17





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

generate income during the year of 2002. They are from South Korea and the US. As the US generated income is less than 10% of the total consolidated revenue, the sale geographic segment need not to be reported.
The sales from three different services are summarized as follows:

                                  Year of 2001    Year of 2002       Total
-----------------------------------------------------------------------------
1) Income from the US                    $0              $0             $0
2) Income from Korea
  1. OMO (Mobile Phone Surveys)    $485,363        $858,732     $1,344,095
  2. Credit Rating                  $75,896         $21,077        $96,973
Total Income                       $561,259        $879,809     $1,441,068
-----------------------------------------------------------------------------

Note 11. Foreign Currency Translation Adjustments

The Followings are the Company's policy on Foreign Currency Translation, in accordance with SFAS # 52, Foreign Currency Translation.

SFAS # 52 introduces the concept of functional currency. The financial statements of a foreign entity should be measured in terms of that entity's functional currency. The functional currency of the enterprise is the currency in use in the operations of the enterprise that reflects the economic environment. It may be thought of as the currency in which the enterprise primarily produces its cash inflow and disburses its cash outflows. In its most straightforward form, the functional currency of an entity that operates as an independent enterprise in one particular country would be the currency of that country. Under SFAS # 52, the functional currency for the Company is the Korean Won ("Won").

As the Company prepares its financial statements and conducted its operation in Korean currency, the Korean Won is the functional currency. Transactions in the Korean Won are translated into the US Dollar (the reporting currency) for the financial statement reporting purposes.

When the financial statements are translated to the US Dollar and the Won is determined to be the functional currency, the closing exchange rates in effect at the






                            -54- F18






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

balance sheets date are used for all balance sheet accounts. Revenue and expenses are translated using the average exchange rates in effect for the periods covered by the financial statements. The gains or losses resulting from the Won to the US Dollar are included in the stockholders' equity separately as translation adjustments. The translation adjustments as of December 31, 2002 and 2001 were $110,178 and $2,809.

In the past, the value of Korean Won has been fluctuating and the exchange rate to the US Dollar has been volatile. Currently, the exchange rate of the US Dollar to the Korean Won is around US$1 to 1,186 Won. The Company's management does not expect any major fluctuation in the foreign currency exchange rate, which would affect the stockholders' equity. However, if a major fluctuation of foreign exchange rate occurs, the Company's operations may have significant negative implication.

Note 12. Directors, Officers and Shareholders

The Company has 272 and 251 shareholders, respectively for the two years ended on December 31 of 2002 and 2001. The common shares are registered common stocks in a uniformed certificate format, and was maintained by a third independent agency, similar to the Central Deposit of the US. It is noted that under the Korea corporate laws, a person can be appointed to a Member of Board of Directors of the Company without holding any common share of the Company.

The following is a summary of the Director, Officer, and shares ownership of Directors and officers, who own more than 5% of the Company common shares as of December 31, 2002.

Name                              Title                Shares          %
------------------------------------------------------------------------------
Bruce Lee Eun-Woo         Chairman & President,       942,160        42.83
                                   CEO
Kang Nam-Ho                      Director                0             0
Han Soon-Nam                     Director              40,000         1.82
------------------------------------------------------------------------------
Total                           Directors             982,160        44.65
Non- Director
shareholder
Sang Gil-Shim                  shareholder            110,000          5
------------------------------------------------------------------------------
Seoul Economic Daily           shareholder             60,000         2.7

Total shares issued and outstanding                  2,200,000 Shares








                            -55- F19






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

Note 13. Increase of Capital

On July 29 of 2002, the Company issued additional 1,100,000 common shares to the existing shareholders of record as of July 29, 2002 on a one new share per one owned share basis. New shares were offered at par value of approx. $ 0.84 (1,000 won).

Note 14. Income Taxes

The Company's South Korea operation is subject to the Korean corporate income tax laws, while its US subsidiary is subject to the US Internal Revenue Codes, where in both jurisdictions a progressive tax rates system is applied.

As the Company and its US subsidiary has incurred operating losses of $884,808 and$111,649 for the years ended on December 31, 2002 and 2001 respectively. The Company and its US subsidiary do not have an income tax liability for the years audited.

The US subsidiary has an operating loss of $231,385 for the year ended on December 31, 2002. Therefore it is not subject to taxes liabilities in the US. The tax status of the US subsidiary is as follows:

Current:
12/31/2002
----------
Federal                               $0
State                                 $0
Deferred-Federal and State            $0
Change in Valuation Allowance         $0
                                   ---------
Income tax expense (benefit)          $0
                                   =========

The Company has deferred tax assets for the tax effects of temporary differences between financial and tax reporting for the years ended December 31, 2002 and 2001. The deferred tax assets consist primarily of net operating losses and depreciation. The Company has established a 100% valuation allowance against the deferred tax assets at December 31, 2002 and 2001, because management is unable to determine if it is more likely than not that these net operating losses and impairments of investments will be realized.





                            -56- F20






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

Impairment of investments does not incurred in 2002 or 2001, therefore is not deducted for income tax purposes. Losses on investments for income tax purposes may be taken in the year the respective transactions are completed.

The tax effects for temporary differences that result in significant portions of the deferred income tax assets and liabilities as of December 31, 2002 and 2001 are presented as follows:


                    December 31, 2001 December 31, 2002
                    -----------------------------------


Deferred tax assets:
Depreciation                                   $128         $42
                                              --------------------
Total deferred tax assets                      $128         $42
                                              ====================
Deferred tax liabilities:
Others                                         $120          $0
                                              --------------------
Total deferred tax liabilities                 $120          $0
                                              ====================
Net deferred tax liabilities                     $8       ($42)
                                              ====================


As the Company has incurred operating losses for the two years ended on December 31, 2002 and 2001, the tax related loss carry forward amounts are $886,576 and $110,581 for the year ended December 2002 and 2001, which can be used to offset future operating gains for the next four years. Based on the past practice of the Company, it is likely that the tax related losses carried forward will not be used to against future operating income.

Note 15. Public Reporting Responsibilities

Under the securities laws of South Korea, the Company's common shares are registered with the Financial Supervisory Services ("FSS") of South Korea, a Korean government regulatory agency, and the Company's common shares are being traded among individual investors, individually and through websites in South Korea in 2002. The Company is subject to many mandatory disclosures and reporting requirements, which are to be made to the authorities of South Korea. Based on the Company's







                            -57- F21






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

representation from its American attorney, that all reporting and regulatory requirements and other fiscal responsibilities have been fulfilled in accordance with the laws and regulations of South Korea as of December 31, 2002 and as of the audit report issuance date. The American attorney's representation letter also indicates that there is no pending legal action against the Company in South Korea and the Company's subsidiary in the US for the two years ended on December 31 of 2002 and 2001, and as of the report issuance date. One lawsuit against the Company was tried and dismissed by the court of South Korea in 2002.

Note 16. Stock Option Plan And Warrants

The Company has not issued stock option or warrants for the two years ended on December 31, of 2002 and 2001.

Note 17. Dividend

The Company has not declared nor issued any dividend in the form of either cash or stock to its shareholders for the two years ended on December 31, of 2002 and 2001.

Note 18. Related Party Transaction

During the audit, no related party transaction was noted. We also received a representation from the Company's American Attorney confirm to the same.

Note 19. Employee Benefits

The Company maintains a severance benefit for those employees who work over one year for the Company. The Company maintains no retirement benefit as well as unemployment insurance, medical insurance plan for its employees. This is not mandatory under the Korean laws. The amount of employee severance benefits contributed by the Company for the years ended December 31, 2002 and 2001 are immaterial.

Note 20. Employee Stock Option

SFAS # 123, Accounting for Stock-Based Compensation, requires disclosure of stock







                            -58- F22






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

based compensation plans using the fair value method of accounting. The Company does not have a stock option plan in place as of December 31, 2002 and 2001.

Note 21. Operating Risks

The Company operates mainly in Korea. At the present time, the market research industry in Korea is influenced by various government agencies including the Ministry of Information to prevent foreign cultural influence to Korea. In addition, the political, economic and legal environment in Korea may influence the business strategy, financial conditions and results of operations. Consequently, the Company's operations are subject to special considerations and risks that are not typically associated with companies in North America.

Note 22. Reliance On Key Personnel

Despite the fact that most of the key personnel and employees have been with the Company for over two (2) years, the operation of the Company is dependent on the services of its top ranking officers and employees, especially its founder & CEO, Mr. Eun-Woo LEE. The possible loss of their services or the inability to attract qualified personnel may have a material adverse effect on the Company. Management indicates that it is capable of retaining and attracting qualified personnel to maintain its operations.

Note 23. Reliance On Key Customers

As discussed in Note # 4, the Chamber of Commerce and Industry of South Korea is the Company's major customer and has influenced to the Company's Sales. As the Sales to the Chamber of Commerce and Industry of South Korea are critical for its business, the continuing relationship with this customer has a significant impact to the Company Sales.

Note 24. Inflation

It is believed that inflation has no material impact on the Company's business in recent years. If severe inflation incurred, it may have an unfavorable impact to the Company's operations.






                            -59- F23






P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

Note 25. Commitment And Contingencies

As indicated in Note # 4, the Company business is relied on the continuing support and commitment from Small and Medium Business Association (SMBA), the Chamber of Commerce and Industry of South Korea, SK Telecom, and iMBC so that the Company can continue to conduct its market surveys. The continuing commitments from those entities are important to the Company operational success in South Korea. The Company established its US operation and employed American personnel to operate the business, culture, legal and sensitive issues are critical to ensure a smooth operating in the US environment.

Note 26. Economic Development Uncertainty

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. The situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices. Through early 1999 until now, it was widely accepted that the economic situation had stabilized, but not fully recovered from the 1997 crisis.

The Korean economy as of December 31, 2002 is still experiencing some difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable operations. The banking industry is currently undergoing forced consolidations and significant uncertainty exists with regard to the availability of short term financing during the coming year. The Company may be either directly or indirectly affected by the economic situation described above.

The accompanying consolidated financial statements reflect Management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessments.

Note 27. Cumulative Effect Of Korean Accounting Changes

On December 12, 1998, significant changes were introduced to Financial
Accounting





                            -60- F24





P & P Research Co. Ltd.& Subsidiary
For the years ended December 31, 2002 and 2001
Notes to the Consolidated Financial Statements

Standards in the Republic of Korea ("Korean Accounting Standards") with the intention to upgrade Korean Accounting Standards and get closer in line with the disclosure rules of international practices. The revised accounting standards are effective for fiscal years starting on or after January 1, 1999.

To comply with the revised Korean Accounting Standards, the Company changed its accounting policy with respect to deferred income tax. A change in accounting policy is accounted for by reporting the cumulative effect of the change in the income statement. The effect on such change on the Retained Earnings for the years ended December 31, 2002 and 2001 are immaterial.

Note 28. Subsequent Events (un-audit)

Management of the Company disclosed the following events incurred in 2003, which were subsequent to the December 31, 2002 audit date

1) Sales incurred in the United States:

  Project Name and Client               Period              Fees Generated
-----------------------------------------------------------------------------
Korea Life Science/IBM      January 2003 to February. 2003      $7,910

Middleware/IBM                       January 2003              $16,400

Middleware/IBM                  April 2003 to May 2003         $121,875
-----------------------------------------------------------------------------
Total                                                          $146,185
-----------------------------------------------------------------------------

2) Update the P&P website.

The Company starts its effort to upgrade its existing website, to include additional South Korean corporate business rating and statistical information utilizing its 100,000 Korean companies database, to enhance the quality and usefulness of P&P website.


                             ######




                            -61- F25






Item 18.  Financial Statements

Not applicable.

Item 19.  Exhibits

                          Exhibit Index
 1.      Articles of Incorporation*
 4.      Material Contracts :
         (a)    Seoul Economic Daily Agreement*
         (b) Online Mobile Research Business Technology Trading Transfer and Alliance Agreement*
         (c)    IMBC Agreement*
         (d)    Korea Life Insurance 63 Building*
         (e)    Hosung Building New Annex 501*
         (f)    Hosung Building New Annex 502*
         (g)    Securities Agency Work Trust Agreement*
 11      Work Service Regulations*


* Incorporated by reference, filed to Form 20-F on June 9, 2003







































                              -62-






                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Registration Statement on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 6, 2003

P&P RESEARCH, Co.
7th FL, 63 Bldg.
60 Yeouido-dong, Youngdungpo-ku
Seoul, Korea
(Registrant)


     Signature               Title                  Date
  ---------------        ------------            ----------


/s/ Eun Woo Lee       Principal Executive        July 6, 2003
--------------------         Officer



/s/ Sohn,Young Hwa     Principal Financial       July 6, 2003
-------------------          Officer



/s/ Sohn,Young Hwa     Principal Accounting      July 6, 2003
------------------          Officer
































                              -63-